Filed pursuant to General Instruction II.L. of Form F-10
File No. 333-169111

Prospectus Supplement
(To Prospectus Dated September 3, 2010)
US$1,100,000,000

Manulife Financial Corporation
US$600,000,000 3.40% Senior Notes Due 2015
US$500,000,000 4.90% Senior Notes Due 2020

Manulife Financial Corporation, which we refer to as MFC, is offering US$600,000,000 aggregate principal amount of its 3.40% senior notes due 2015, which we refer to as the 2015 notes, and US$500,000,000 aggregate principal amount of its 4.90% senior notes due 2020, which we refer to as the 2020 notes and, together with the 2015 notes, as the notes. MFC will pay interest on the 2015 notes at the rate of 3.40% per year and on the 2020 notes at a rate of 4.90% per year. Interest on the notes will be payable semi-annually in arrears on March 17 and September 17 of each year, beginning March 17, 2011. The 2015 notes will mature on September 17, 2015 and the 2020 notes will mature on September 17, 2020. MFC may redeem some or all of the notes, at any time, at a redemption price equal to the greater of 100% of the principal amount to be redeemed plus accrued and unpaid interest to but excluding the date of redemption and the “Make-Whole Redemption Amount” calculated as described in this prospectus supplement. MFC may also redeem all (but not less than all) of each of the 2015 notes and the 2020 notes if certain changes affecting Canadian withholding taxes occur. The notes do not have the benefit of any sinking fund.

The notes will be unsecured obligations of MFC and will rank equally in right of payment with all of MFC’s existing and future unsecured and unsubordinated indebtedness. The 2015 notes and the 2020 notes will each constitute a separate series of senior Debt Securities as described in the accompanying prospectus.

Investing in the notes involves risks that are described in the “Caution Regarding Forward-Looking Statements” section and the “Risk Factors” section beginning on pages S-ii and S-3, respectively, of this prospectus supplement and the “Risk Factors” section beginning on page 18 of the accompanying prospectus.

The earnings coverage ratios of MFC for the 12 months ended December 31, 2009 and for the 12 months ended June 30, 2010 are less than one-to-one. See “Earnings Coverage Information.”

MFC is permitted to prepare this prospectus supplement and the accompanying prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. MFC prepares its financial statements in accordance with Canadian generally accepted accounting principles and is subject to Canadian auditing and auditor independence standards. MFC’s financial statements may not be comparable to financial statements of U.S. companies.

Owning the notes may subject you to tax consequences both in the United States and Canada. This prospectus supplement and the accompanying prospectus may not describe these tax consequences fully. You should read the tax discussion in this prospectus supplement and consult with your own tax advisor with respect to your own particular circumstances.

Your ability to enforce civil liabilities under U.S. federal securities laws may be affected adversely because MFC is incorporated in Canada, most of MFC’s officers and directors and certain of the experts named in this prospectus supplement and the accompanying prospectus are Canadian residents, and a significant portion of MFC’s assets are located outside the United States.

Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

There is no market through which the notes may be sold and purchasers may not be able to resell notes purchased under this prospectus supplement. This may affect the pricing of the notes in the secondary market, the transparency and availability of trading prices, the liquidity of the notes and the extent of issuer regulation.

	Per 2015 Note	Total		Per 2020 Note	Total

Public Offering Price(1)	99.854%	US$	599,124,000	99.844%	US$	499,220,000
Underwriting Discount	0.350%	US$	2,100,000	0.450%	US$	2,250,000
Proceeds to MFC (before expenses)	99.504%	US$	597,024,000	99.394%	US$	496,970,000

(1)	Plus accrued interest from September 17, 2010, if settlement occurs after that date.

The underwriters may offer the 2015 notes or the 2020 notes at prices lower than stated above. See “Underwriting”.

The underwriters are offering the notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the notes, and other conditions contained in the underwriting agreement, referred to under “Underwriting”. In connection with this offering, the underwriters may engage in transactions that stabilize the market price of the notes at levels other than those which otherwise might prevail on the open market. Such transactions, if commenced, may be discontinued at any time. See “Underwriting”.

The underwriters expect to deliver the notes, in book-entry form only, through the facilities of the Depository Trust Company for the accounts of its participants, including Clearstream Banking, société anonyme, Luxembourg and/or Euroclear Bank N.V./S.A., on or about September 17, 2010.

MFC’s head and registered office is located at 200 Bloor Street East, Toronto, Ontario, Canada M4W 1E5.

Active Joint Book-Running Managers

Morgan Stanley	Citi
Passive Joint Book-Running Managers

BofA Merrill Lynch	Goldman, Sachs & Co.

The date of this prospectus supplement is September 14, 2010

Prospectus Supplement

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part, this prospectus supplement, describes the specific terms of the notes MFC is offering and also adds to and updates certain information contained in the accompanying short form base shelf prospectus and the documents incorporated by reference. The second part, the short form base shelf prospectus, dated September 3, 2010, gives more general information, some of which may not apply to the notes we are offering by this prospectus supplement. The accompanying short form base shelf prospectus is referred to as the “prospectus” in this prospectus supplement.

If the information in this prospectus supplement is inconsistent with information contained in the prospectus or any document incorporated by reference, you should rely on the information in this prospectus supplement.

You should rely only on the information contained in this prospectus supplement, the prospectus, any free writing prospectus with respect to the offering of the notes filed by us with the U.S. Securities and Exchange Commission, which we refer to as the SEC, or information to which we have specifically referred you in any such documents. Neither we nor the underwriters have authorized anyone to provide you with additional or different information. If anyone provided you with additional or different information, you should not rely on it. Neither we nor the underwriters are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus supplement, the prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

In this prospectus supplement, all capitalized terms used and not otherwise defined herein have the meanings specified in the prospectus. In the prospectus and this prospectus supplement, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars and all financial information included and incorporated by reference in this prospectus supplement and the prospectus is determined using Canadian generally accepted accounting principles. All references herein to “Canada” mean Canada, its provinces, its territories, its possessions and all areas subject to its jurisdiction.

Unless otherwise indicated or the context otherwise requires, all references in this prospectus supplement and the prospectus to “MFC,” “we,” “us” and “our,” refer to Manulife Financial Corporation and its subsidiaries.

The notes are offered for sale in those jurisdictions in the United States, Europe, Asia and elsewhere where it is lawful to make such offers. The distribution of this prospectus supplement and the prospectus and the offering or sale of the notes in some jurisdictions may be restricted by law. Persons into whose possession this prospectus supplement and the prospectus come are required by us and the underwriters to inform themselves about and to observe any applicable restrictions. This prospectus supplement and the prospectus may not be used for or in connection with an offer or solicitation by any person in any jurisdiction in which that offer or solicitation is not authorized or to any person to whom it is unlawful to make that offer or solicitation. See “Offering Restrictions” in this prospectus supplement.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement, the prospectus and the documents incorporated by reference in the prospectus and this prospectus supplement contain forward-looking statements within the meaning of the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements with respect to MFC’s estimated adjusted earnings from operations referred to in MFC’s 2009 annual report and statements with respect to potential charges in the third quarter of 2010 arising out of MFC’s annual review of actuarial methods and assumptions referred to in MFC’s management’s discussion and analysis for the unaudited interim consolidated financial statements for the three and six month periods ended June 30, 2010. These forward-looking statements also relate to, among other things, MFC’s objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, “suspect”, “outlook”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “forecast”, “objective”, “seek”, “aim”, “continue”, “embark” and “endeavor” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although MFC believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be taken as confirming market or analysts’ expectations in any way. Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements.

S-ii

Important factors that could cause actual results to differ materially from expectations include but are not limited to:

•	general business and economic conditions (including but not limited to performance and volatility of equity markets, interest rate fluctuations and movements in credit spreads, currency rates, investment losses and defaults, market liquidity and creditworthiness of guarantors, reinsurers and counterparties);

•	changes in laws and regulations;

•	changes in accounting standards;

•	our ability to execute strategic plans and changes to strategic plans;

•	downgrades in our financial strength or credit ratings;

•	our ability to maintain our reputation;

•	impairments of goodwill or intangible assets or the establishment of valuation allowances against future tax assets;

•	the accuracy of estimates relating to long-term care morbidity;

•	the accuracy of other estimates used in applying accounting policies and actuarial methods;

•	level of competition and consolidation;

•	our ability to market and distribute products through current and future distribution channels;

•	unforeseen liabilities or asset impairments arising from acquisitions and dispositions of businesses;

•	our ability to implement effective hedging strategies and unforeseen consequences arising from such strategies;

•	our ability to source appropriate non-fixed income assets to back our long dated liabilities;

•	the realization of losses arising from the sale of investments classified as available for sale;

•	our liquidity, including the availability of financing to satisfy existing financial liabilities on expected maturity dates when required;

•	obligations to pledge additional collateral;

•	the availability of letters of credit to provide capital management flexibility;

•	accuracy of information received from counterparties and the ability of counterparties to meet their obligations;

•	the availability, affordability and adequacy of reinsurance;

•	legal and regulatory proceedings, including tax audits, tax litigation or similar proceedings;

•	our ability to adapt products and services to the changing market;

•	our ability to attract and retain key executives, employees and agents;

•	the appropriate use and interpretation of complex models or deficiencies in models used;

•	political, legal, operational and other risks associated with our non-North American operations;

•	acquisitions and our ability to complete acquisitions including the availability of equity and debt financing for this purpose;

•	the disruption of or changes to key elements of MFC’s or public infrastructure systems;

•	environmental concerns; and

•	our ability to protect our intellectual property and exposure to claims of infringement.

Additional information about material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in this prospectus supplement and the prospectus under “Risk Factors” as well as under “Risk Factors” in MFC’s most recent annual information form (which is contained in MFC’s annual report on Form 40-F for the year ended December 31, 2009), under “Risk Management” and “Critical Accounting and Actuarial Policies” in the management’s discussion and analysis in MFC’s most recent annual and interim reports, in the “Risk Management” note to the consolidated financial statements in MFC’s most recent annual and interim reports, and elsewhere in MFC’s filings with Canadian and U.S. securities regulators. MFC does not undertake to update any forward-looking statement except as required by law.

S-iii

PRESENTATION OF OUR FINANCIAL INFORMATION

Our consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada, or Canadian GAAP, which differ in certain material respects from generally accepted accounting principles in the United States, or U.S. GAAP. For a discussion of the material differences between Canadian GAAP and U.S. GAAP as they relate to our financial statements, see note 22 to our audited consolidated financial statements for the year ended December 31, 2009, and note 12 to our unaudited interim consolidated financial statements for the three and six month periods ended June 30, 2010, incorporated by reference in this prospectus supplement.

EXCHANGE RATE INFORMATION

We publish our consolidated financial statements in Canadian dollars. In this prospectus supplement, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars and references to “dollars” or “$” are to Canadian dollars and references to “US$” are to United States dollars.

The following table sets forth the Canada/U.S. exchange rates on the last day of the periods indicated as well as the high, low and average rates for such periods. The high, low and average exchange rates for each period were identified or calculated from spot rates in effect on each trading day during the relevant period. The exchange rates shown are expressed as the number of U.S. dollars required to purchase one Canadian dollar. These exchange rates are based on those published on the Bank of Canada’s website as being in effect at approximately noon on each trading day, which we refer to as the Bank of Canada noon rate. On September 14, 2010, the Bank of Canada noon rate was US$0.9783 equals $1.00.

	January 1, 2010 —	Year Ended December 31,
	September 14, 2010	2009	2008	2007

Period End	$0.9783	0.9555	0.8166	1.0120
High	1.0039	0.9716	1.0289	1.0905
Low	0.9278	0.7692	0.7711	0.8437
Average	0.9653	0.8757	0.9381	0.9304

S-iv

SUMMARY

The following is a brief summary of some of the terms of this offering. For a more complete description of the terms of the notes, see “Description of the Notes” in this prospectus supplement and “Description of Debt Securities” in the prospectus. You should read this entire prospectus supplement and the prospectus carefully, including the sections entitled “Risk Factors,” our financial statements and the notes thereto incorporated by reference in this prospectus supplement and the prospectus, before making an investment decision.

Issuer	Manulife Financial Corporation

Securities Offered	US$600,000,000 aggregate principal amount of 3.40% senior notes due 2015.

US$500,000,000 aggregate principal amount of 4.90% senior notes due 2020.

Interest Payment Dates	March 17 and September 17 of each year. March 17, 2011 will be the first interest payment date on which interest is paid.

Maturity Date	The 2015 notes will mature on September 17, 2015 and the 2020 notes will mature on September 17, 2020.

Ranking	The notes will be direct unsecured obligations of MFC and rank equally in right of payment with all of its existing and future unsecured and unsubordinated indebtedness. The notes will be structurally subordinated to all existing and future liabilities of any of MFC’s subsidiaries.

Optional Redemption	Each of the 2015 notes and the 2020 notes will be redeemable at MFC’s option in whole or in part, at any time, and from time to time, at a redemption price equal to the greater of 100% of the principal amount to be redeemed plus accrued and unpaid interest to, but excluding, such date of redemption and the “Make-Whole Redemption Amount” calculated as described under “Description of the Notes — Optional Redemption.”

Tax Redemption	Subject to certain limitations, MFC will have the right to redeem each of the 2015 notes and the 2020 notes in whole, but not in part, at any time, on not less than 30 nor more than 60 days’ prior notice in the event that it has become or would become obligated to pay additional amounts on the notes. See “Description of the Notes — Tax Redemption.” If MFC redeems the 2015 notes or the 2020 notes in these circumstances, the redemption price of each note redeemed will be equal to 100% of the principal amount of such note plus accrued and unpaid interest on such note to, but excluding, the date of redemption.

Form and Denomination	The notes will be represented by fully registered global securities registered in the name of the nominee of The Depository Trust Company. Beneficial interests in any registered global security will be in denominations of US$2,000 and integral multiples of US$1,000 in excess thereof. Except as described under “Description of the Notes” in this prospectus supplement, notes in definitive form will not be issued.

Additional Issues	MFC may, from time to time, without notice to or the consent of holders of the notes, create and issue additional 2015 notes or 2020 notes having the same terms and conditions as the 2015 notes or 2020 notes offered hereby in all respects except for the issue date, issue price and, if applicable, the initial interest accrual date and the first payment of interest following the issue date of the new notes. These additional notes may be consolidated and form a single series with the previously issued 2015 notes or 2020 notes and have the same terms as to status, redemption or otherwise as the previously issued 2015 notes or 2020 notes, unless such additional notes will not be treated as fungible with the 2015 notes or 2020 notes being offered hereby, as the case may be, for U.S. federal income tax purposes. The notes offered hereby and any additional notes would rank equally and ratably.

Restrictive Covenants	The indenture pursuant to which the notes will be issued contains certain covenants that, among other things:

• limit MFC’s ability to create liens on the capital stock of certain subsidiaries; and

• restrict MFC’s ability to consolidate or merge with a third party or transfer all or substantially all of its assets.

These covenants are subject to important exceptions and qualifications which are described under the captions “Description of the Notes — Limitations on Liens” and “Description of the Notes — Consolidation, Merger and Sale of Assets.”

Additional Amounts	MFC will make payments under or with respect to the notes without withholding or deduction for or on account of Canadian taxes unless such withholding or deduction is required by law or the interpretation or administration thereof, in which case, subject to certain exemptions, MFC will pay such additional amounts as may be necessary so that the net amount received by holders of the notes after such withholding or deduction will equal the amount that such holders would have received in the absence of such withholding or deduction. See “Description of the Notes — Payment of Additional Amounts.”

Use of Proceeds	MFC intends to use the net proceeds of the offering of notes for general corporate purposes, including investments in its subsidiaries.

Governing Law	The notes and the indenture governing the notes will be governed by the laws of the State of New York.

RISK FACTORS

You should carefully consider the risks and the other information in this prospectus supplement, the prospectus and the documents incorporated by reference in this prospectus supplement and the prospectus before investing in our notes. The risks and uncertainties described below, in the prospectus and in the documents incorporated by reference are not the only ones we may face. Additional risks and uncertainties that we are unaware of, or that we currently deem to be immaterial, may also become important factors that affect us. If any of the following risks actually occurs, our business, financial condition or results of operations could be materially adversely affected, with the result that the trading price of the notes could decline and you could lose all or part of your investment.

Because the indenture contains no limit on the amount of additional debt that we may incur, our ability to make timely payments on the notes you hold may be affected by the amount and terms of our future debt.

Our ability to make timely payments on our outstanding debt may depend on the amount and terms of our other obligations, including any notes. The indenture does not contain any limitation on the amount of indebtedness that we or any of our subsidiaries may issue in the future. As we issue additional notes under the indenture or incur other indebtedness, unless our earnings grow in proportion to our debt and other fixed charges, our ability to service the notes on a timely basis may become impaired.

Our holding company structure may adversely affect the ability of the holders of notes to receive payments on the notes.

MFC is a holding company and we rely primarily on dividends and interest payments from our insurance and other subsidiaries as the principal source of cash flow to meet our obligations for payment of principal and interest on the notes. As a result, MFC’s cash flows and ability to service its obligations, including the notes offered hereby, are dependent upon the earnings of its subsidiaries, distributions of those earnings to it and other payments or distributions of funds by its subsidiaries to it. Substantially all of MFC’s business is currently conducted through its subsidiaries, and MFC expects this to continue.

The ability of MFC’s insurance subsidiaries to pay dividends to MFC in the future will depend on their earnings and regulatory restrictions. The payment of dividends to MFC by MLI, MFC’s principal subsidiary, is subject to restrictions set out in the Insurance Companies Act (Canada), which we refer to as the ICA. The ICA prohibits the declaration or payment of any dividend on shares of an insurance company if there are reasonable grounds for believing (i) the company does not have adequate capital and adequate and appropriate forms of liquidity, or (ii) the declaration or the payment of the dividend would cause the company to be in contravention of any regulation made under the ICA respecting the maintenance of adequate capital and adequate and appropriate forms of liquidity, or any direction made to the company by the Superintendent of Financial Institutions (Canada), which we refer to as the Superintendent. As a result of the restructuring of our subsidiaries on December 31, 2009, all of our U.S. operating life companies are now subsidiaries of MLI. Accordingly, a restriction on dividends from MLI would prevent MFC from obtaining dividends from its U.S. insurance business.

Certain of MFC’s U.S. insurance subsidiaries also are subject to insurance laws in Michigan, New York, Massachusetts, and Vermont, the jurisdictions in which these subsidiaries are domiciled, which impose general limitations on the payment of dividends and other upstream distributions by these subsidiaries to MLI. In addition, our Asian insurance subsidiaries are also subject to restrictions which could affect their ability to pay dividends to MFC in certain circumstances. In addition, the payment of other upstream distributions by our insurance subsidiaries is limited under the insurance company laws in the jurisdictions where those subsidiaries are domiciled and in which they conduct operations.

The notes will be structurally subordinated to all existing and future liabilities of our subsidiaries.

Our subsidiaries have no obligation to pay any amounts due on the notes. Furthermore, except to the extent MFC has a priority or equal claim against its subsidiaries as a creditor, the notes will be effectively subordinated to debt and preferred stock at the subsidiary level because, as the common shareholder of its subsidiaries, MFC will be subject to the prior claims of creditors of its subsidiaries. As a result, a holder of notes will not have any claim as a creditor against our subsidiaries. Accordingly, the notes are effectively subordinated to all liabilities of any of MFC’s subsidiaries. Therefore, holders of notes should rely only on MFC’s assets for payments on the notes.

Each series of notes will constitute a separate series of notes under the indenture.

Each time we issue notes, the notes that we issue will constitute a separate series of debt securities for purposes of the indenture (unless it is specifically provided that the notes so issued will constitute a reopening of an outstanding series of notes). This may result in adverse consequences to holders of notes, if an event of default were to occur with respect to the notes of a particular series but not with respect to any other series of notes. If this were to occur, holders of notes of the series in respect of which such event of default shall have occurred may be entitled to accelerate the notes of such series while holders of notes of other series, in the absence of any event of default, will not be entitled to accelerate their notes or pursue any other remedy. As a result, holders of notes that have been accelerated may be entitled to payment in full in respect of their claims while holders of notes of other series that have not been accelerated will not be entitled to any such payment until such payment is due in accordance with the terms of the notes of such series or an event of default shall have occurred with respect to the notes of such series.

There is no existing public market for the notes, a market may not develop and you may have to hold your notes to maturity.

Each of the 2015 notes and 2020 notes is a new issue of securities and there is no existing trading market for either series of notes. We do not intend to apply for a listing of the notes on any securities exchange or automated interdealer quotation system. We have been advised by the underwriters that the underwriters intend to make a secondary market for both series of notes. However, they are not obligated to do so and may discontinue making a secondary market for either or both series of notes at any time without notice. If a trading market for either series of notes develops, no assurance can be given as to how liquid that trading market will be. If any of the notes are traded after their initial issuance, they may trade at a discount from their initial offering price, depending upon prevailing interest rates, the market for similar securities and other factors, including general economic conditions and our financial condition, performance and prospects.

If a trading market does develop, changes in our credit ratings or the debt markets could adversely affect the market price of the notes.

The price for the notes depends on many factors, including:

•	our credit ratings with major credit rating agencies;

•	the prevailing interest rates being paid by other companies similar to us;

•	our financial condition, financial performance and future prospects; and

•	the overall condition of the financial markets.

The condition of the financial markets and prevailing interest rates have fluctuated in the past and are likely to fluctuate in the future. Such fluctuations could have an adverse effect on the price of the notes.

In August 2010, the financial strength ratings of our key operating subsidiaries were downgraded one notch by Fitch Ratings, which we refer to as Fitch, and Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc, which we refer to as S&P, with S&P also assigning its rating a negative outlook. DBRS Limited, Fitch and S&P also downgraded by one notch the credit ratings of these subsidiaries. In addition, A.M. Best and Moody’s Investors Service, Inc. placed our financial strength and credit ratings under review with negative implications and on review for possible downgrade, respectively. If current adverse conditions continue, we may also experience further downgrades of our financial strength and credit ratings.

The terms of the indenture and the notes provide only limited protection against significant events that could adversely impact your investment in the notes.

The indenture governing the notes does not:

•	require us to maintain any financial ratios or specific levels of net worth, revenues, income, cash flow or liquidity;

•	restrict our subsidiaries’ ability to issue securities or otherwise incur indebtedness or other obligations that would be senior to our equity interests in our subsidiaries and therefore rank effectively senior to the notes with respect to the assets of our subsidiaries; or

•	restrict our ability to make investments or to repurchase, or pay dividends or make other payments in respect of, our common shares or other securities ranking equally with or junior to the notes.

As a result of the foregoing, when evaluating the terms of the notes, you should be aware that the terms of the indenture and the notes do not restrict our ability to engage in, or to otherwise be a party to, a variety of corporate transactions, circumstances and events that could have an adverse impact on your investment in the notes.

MANULIFE FINANCIAL CORPORATION

We provide a wide range of financial products and services, including individual life and long-term care insurance, group life and health insurance, pension products, annuities and mutual funds. These services are provided to individual and group customers in the United States, Canada, Asia and Japan. Funds under management by us were $453.9 billion as at June 30, 2010. We also provide investment management services with respect to our general fund assets, segregated fund assets and mutual funds, as well as to institutional investment customers. We also offer reinsurance services, primarily life and accident and health reinsurance, specializing in retrocession. As of June 30, 2010, we operated in 22 countries and territories worldwide.

Our business is organized into four operating divisions: U.S. Division, Canadian Division, Asia and Japan Division and Reinsurance Division. In addition, asset management services are provided by our Investment Division, operating as MFC Global Investment Management. Each division has profit and loss responsibility and develops products, services, distribution and marketing strategies based on the profile of its business and the needs of its market. The U.S. Division is comprised of two reporting segments: U.S. Insurance and U.S. Wealth Management. The external asset management business of the Investment Division is reported under the Corporate and Other reporting segment.

We were incorporated under the ICA on April 26, 1999 for the purpose of becoming a holding company of The Manufacturers Life Insurance Company, or MLI. MLI was incorporated on June 23, 1887, by a Special Act of Parliament of the Dominion of Canada. Pursuant to the provisions of the Canadian and British Insurance Companies Act (Canada), the predecessor legislation to the ICA, MLI undertook a plan of mutualization and became a mutual life insurance company on December 19, 1968. As a mutual life insurance company, MLI had no common shareholders and its board of directors was elected by its participating policyholders in accordance with the ICA. Pursuant to Letters Patent of Conversion, effective September 23, 1999, MLI implemented a plan of demutualization under the ICA and converted to a life insurance company with common shares and became the wholly-owned subsidiary of MFC. MFC is a life insurance company governed by the ICA. MFC’s head office and registered office is located at 200 Bloor Street East, Toronto, Ontario, Canada M4W 1E5 (Tel. No. 416-926-3000).

USE OF PROCEEDS

We estimate that the net proceeds from the sale of the notes will be US$1,093,294,000, after deducting underwriting commissions and the estimated expenses of the offering of approximately US$700,000. MFC intends to use the net proceeds from the sale of the notes offered by this prospectus supplement for general corporate purposes, including investments in its subsidiaries.

CAPITALIZATION

The following table sets forth the share capital and consolidated indebtedness of MFC as of June 30, 2010 and as adjusted to give effect to the issuance of the notes offered by this prospectus supplement. The table below should be read together with the detailed information and financial statements appearing in the documents incorporated by reference in the prospectus and this prospectus supplement.

	As of June 30, 2010
	Actual	As Adjusted
	($ in millions)

Long term senior debt(1)	$3,307	$3,307
Notes offered hereby(2)	—	1,160
Liabilities for preferred shares and capital instruments	4,596	4,596
Non-controlling interest in subsidiaries	259	259
Equity
Participating policyholders’ equity	91	91
Shareholders’ equity
Preferred shares	1,422	1,422
Common shares	19,088	19,088
Contributed surplus	195	195
Shareholders’ retained earnings and Accumulated other comprehensive income	7,008	7,008

Total equity	27,804	27,804

Total capitalization	$35,966	$37,126

(1)	Does not include $900,000,000 aggregate principal amount of 4.079% medium term notes due 2015 issued on August 20, 2010.

(2)	U.S. dollar amount was converted into Canadian dollar amount at the Bank of Canada noon rate on June 30, 2010 of US$0.9429 equal to $1.00.

PRIOR SALES

On August 20, 2010, MFC issued $900,000,000 aggregate principal amount of 4.079% medium term notes due 2015, which we refer to as the Medium Term Notes. The Medium Term Notes are not listed on any exchange or quoted in any marketplace. MFC has not issued any other debt securities in the twelve months preceding the date of this prospectus supplement.

EARNINGS COVERAGE INFORMATION

After giving effect to the issuance of the notes offered under this prospectus supplement and the issuance of the Medium Term Notes, the interest requirements, which we refer to as the MFC Debt Interest, on the existing senior and subordinated long-term indebtedness of MFC, including the interest requirements on the subordinated debentures issued by John Hancock Holdings (Delaware), LLC, which we refer to as JHHD, to Manulife Finance (Delaware) LLC, which we refer to as MFD, and capital leases, which we refer to collectively as the MFC Debt, net of related currency and interest rate swaps for each of the 12 months ended December 31, 2009, the 12 months ended June 30, 2010 and the 6 months ended June 30, 2010 would have amounted to $411.5 million, $387.8 million and $182.6 million, respectively. After giving effect to the issuance of the notes offered under this prospectus supplement and the issuance of the Medium Term Notes, the “MFC Aggregate Debt Interest,” defined as the sum of (a) the MFC Debt Interest, (b) interest requirements on the liabilities for capital instruments related to the Manulife Financial Capital Securities, which we refer to as MaCS, and the Manulife Financial Capital Trust II Notes — Series 1, which we refer to as MaCS II — Series 1 and (c) the pre-tax equivalent of the dividends on the liabilities for preferred shares accounted for as interest expense, for each of the 12 months ended December 31, 2009, the 12 months ended June 30, 2010 and the 6 months ended June 30, 2010 would have amounted to $513.3 million, $576.0 million and $265.5 million, respectively. We refer to the MFC Debt and the liabilities for preferred shares and capital instruments related to the MaCS as MFC Aggregate Debt.

After giving effect to the issuance of the notes offered under this prospectus supplement and the issuance of the Medium Term Notes, the “MFC Total Debt Interest,” defined as the sum of (a) the interest requirements on existing SignatureNotes and (b) MFC Aggregate Debt Interest, for each of the 12 months ended December 31, 2009, the 12 months ended June 30, 2010 and the 6 months ended June 30, 2010 would have amounted to $567.4 million, $624.0 million and $292.3 million, respectively. SignatureNotes are consumer notes issued in the United States by MFC’s indirect wholly-owned subsidiary, John Hancock Life Insurance Company (U.S.A.). From MFC’s perspective, the consumer notes represent operational leverage, not financial leverage. We refer to the existing SignatureNotes and the MFC Aggregate Debt as MFC Total Debt.

The consolidated earnings of MFC before the deduction of MFC Aggregate Debt Interest and income taxes for each of the 12 months ended December 31, 2009, the 12 months ended June 30, 2010 and the 6 months ended June 30, 2010 would have amounted to $288.9 million, $(1,252.2) million and $(1,771.6) million, respectively. These amounts are approximately 0.7, (3.2) and (9.7) times, respectively, the MFC Debt Interest and approximately 0.6, (2.2) and (6.7) times, respectively, the MFC Aggregate Debt Interest for the same periods. In order to achieve an MFC Debt Interest coverage ratio and MFC Aggregate Debt Interest coverage ratio of one-to-one for the 12 months ended December 31, 2009, MFC would need to have earned an additional $122.6 million and $224.4 million, respectively. In order to achieve an MFC Debt Interest coverage ratio and MFC Aggregate Debt Interest coverage ratio of one-to-one for the 12 months ended June 30, 2010, MFC would need to have earned an additional $1,640.0 million and $1,828.2 million, respectively. In order to achieve an MFC Debt Interest coverage ratio and MFC Aggregate Debt Interest coverage ratio of one-to-one for the 6 months ended June 30, 2010, MFC would need to have earned an additional $1,954.2 million and $2,037.1 million, respectively.

The consolidated earnings of MFC before the deduction of MFC Total Debt Interest and income taxes for each of the 12 months ended December 31, 2009, the 12 months ended June 30, 2010 and the 6 months ended June 30, 2010 would have amounted to $343.0 million, $(1,204.2) million and $(1,744.8) million, respectively. These amounts are approximately 0.6, (1.9) and (6.0) times, respectively, the MFC Total Debt Interest for the same periods. In order to achieve an MFC Total Debt Interest coverage ratio of one-to-one for the 12 months ended December 31, 2009, the 12 months ended June 30, 2010 and the 6 months ended June 30, 2010, MFC would need to have earned an additional $224.4 million, $1,828.2 million and $2,037.1 million, respectively.

DESCRIPTION OF THE NOTES

The following description is a summary of certain terms of the notes and certain provisions of the indenture. This summary supplements the description set forth in the prospectus and should be read in conjunction with “Description of Debt Securities” in the prospectus. The description of certain terms of the notes and the indenture does not purport to be complete and such description is qualified in its entirety by reference to the indenture under which the notes are to be issued, referred to in the prospectus and filed as an exhibit to the registration statement of which this prospectus supplement and the prospectus are a part and the first supplemental indenture relating to the notes which will be filed as an exhibit to a Report on Form 6-K. To the extent that the following description is not consistent with that contained in the prospectus under “Description of Debt Securities” you should rely on this description. This description is only a summary of the material terms and does not purport to be complete. We urge you to read the indenture, as supplemented by the first supplemental indenture, in its entirety because it, and not this description, will define your rights as a beneficial holder of the notes. References to “MFC,” “we,” “us” and “our” in the following description refer only to Manulife Financial Corporation on an unconsolidated basis.

General

The notes will be issued under an indenture, to be dated the date of issuance of the notes, between MFC and The Bank of New York Mellon, as trustee, as supplemented by a first supplemental indenture, to be dated the date of issuance of the notes, between MFC and the trustee, which we refer to together as the indenture.

The notes will be MFC’s direct unsecured and unsubordinated obligations. Each of the 2015 notes and the 2020 notes will constitute a separate series of senior debt securities under the indenture. The 2015 notes initially will be issued in an aggregate principal amount of US$600,000,000 and will mature on September 17, 2015. The 2020 notes initially will be issued in an aggregate principal amount of US$500,000,000 and will mature on September 17, 2020. The notes will be issued in minimum denominations of US$2,000 and integral multiples of US$1,000 in excess thereof.

The 2015 notes will bear interest at the rate of 3.40% per year and the 2020 notes will bear interest at the rate of 4.90% per year. Interest will accrue on the notes from September 17, 2010, or from the most recent date to which interest has been paid or provided for, payable semi-annually in arrears on March 17 and September 17 of each year, commencing March 17, 2011, to the persons in whose names the notes are registered at the close of business on the next preceding March 2 or September 2, respectively. Interest will be computed on the basis of a 360-day year consisting of twelve 30-day months. The amount of interest payable for any period less than a full interest period shall be computed on the basis of a 360-day year consisting of twelve 30-day months and the actual days elapsed in a partial month in such period. Any payment of principal, premium or interest required to be made on an interest payment date that is not a business day in New York, New York and Toronto, Ontario will be made on the next succeeding business day, and no interest will accrue on that payment for the period from and after the interest payment date to the date of payment on the next succeeding business day.

Payment of principal, premium, if any, and interest on the notes will be made in United States dollars.

MFC may, from time to time, without notice to or the consent of holders of notes, create and issue additional 2015 notes or 2020 notes under the indenture in addition to the aggregate principal amount of 2015 notes or 2020 notes, as the case may be, offered hereby having the same terms and conditions as the 2015 notes or 2020 notes, as the case may be, being offered hereby in all respects, except for issue date, issue price and, if applicable, the initial interest accrual date and the first payment of interest thereon. Additional 2015 notes or 2020 notes issued in this manner will be consolidated with, and will form a single series with, the 2015 notes or 2020 notes, as the case may be, being offered hereby, unless such additional notes will not be treated as fungible with the notes being offered hereby for U.S. federal income tax purposes. The notes offered hereby and any additional notes would rank equally and ratably. In the event that additional notes are issued, we will prepare a new prospectus supplement.

The notes will not be entitled to the benefits of any sinking fund.

MFC is a holding company and relies primarily on dividends and interest payments from its insurance and other subsidiaries to meet its obligations for payment of interest and principal on outstanding debt obligations, dividends to shareholders and corporate expenses. As a result, MFC’s cash flows and ability to service its obligations, including the notes offered hereby, are dependent upon the earnings of its subsidiaries, distributions of those earnings to it and other payments or distributions of funds by its subsidiaries to it.

The ability of MFC’s insurance subsidiaries to pay dividends to MFC in the future will depend on their earnings and regulatory restrictions. The payment of dividends to MFC by MLI, MFC’s principal subsidiary, is subject to restrictions set out in the ICA. The ICA prohibits the declaration or payment of any dividend on shares of an insurance company if there are reasonable grounds for believing (i) the company does not have adequate capital and adequate and appropriate forms of liquidity, or (ii) the declaration or the payment of the dividend would cause the company to be in contravention of any regulation made under the ICA respecting the maintenance of adequate capital and adequate and appropriate forms of liquidity, or any direction made to the company by the Superintendent. As a result of the restructuring of our subsidiaries on December 31, 2009, all of our U.S. operating life companies are now subsidiaries of MLI. Accordingly, a restriction on dividends from MLI would prevent MFC from obtaining dividends from its U.S. insurance business. Certain of MFC’s U.S. insurance subsidiaries also are subject to insurance laws in Michigan, New York, Massachusetts, and Vermont, the jurisdictions in which these subsidiaries are domiciled, which impose general limitations on the payment of dividends and other upstream distributions by these subsidiaries to MLI. In addition, our Asian insurance subsidiaries are also subject to restrictions which could affect their ability to pay dividends to MFC in certain circumstances. In addition, the payment of other upstream distributions by our insurance subsidiaries is limited under the insurance company laws in the jurisdictions where those subsidiaries are domiciled and in which they conduct operations.

MFC’s subsidiaries have no obligation to pay any amounts due on the notes. Furthermore, except to the extent MFC has a priority or equal claim against its subsidiaries as a creditor, the notes will be effectively subordinated to debt and preferred stock at the subsidiary level because, as the common shareholder of its subsidiaries, MFC will be subject to the prior claims of creditors of its subsidiaries. Consequently, the notes are effectively subordinated to all liabilities of any of MFC’s subsidiaries. Substantially all of MFC’s business is currently conducted through its subsidiaries, and MFC expects this to continue. As of June 30, 2010, MFC had $2,890 million of senior debt outstanding and its subsidiaries had $188,831 million of aggregate liabilities (including $945 million of debt of certain of its subsidiaries that MFC has guaranteed on a senior basis).

The indenture does not limit the ability of MFC or its subsidiaries to issue or incur other additional indebtedness.

No Option to Defer Interest Payments

MFC will not have the right to defer the payment of interest on the notes.

Payment of Additional Amounts

The indenture provides that we will make all payments under or with respect to the notes free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge imposed or levied by or on behalf of the Government of Canada or any province, territory or political subdivision thereof, or by any authority or agency therein or thereof having power to tax (which we refer to as “relevant taxes”), except to the extent required by law or by the interpretation or administration thereof. If we are so required to withhold or deduct any amount for or on account of such relevant taxes from any payment made under or with respect to the notes, we will pay such additional amounts as may be necessary so that the net amount received by each holder of the relevant notes (including such additional amounts) after such withholding or deduction will be equal to the amount such holder would have received if such relevant taxes had not been withheld or deducted. We refer to such payments as “additional amounts.” However, we will pay no additional amounts in respect of any notes for or on account of:

•	any payment to or for the account of any holder, or beneficial owner, of the notes that does not deal at arm’s length with us (within the meaning of the Income Tax Act (Canada)) at the time such payment is made;

•	any relevant tax that would not have been imposed if the holder, or the beneficial owner, of the notes complied with our request to provide information concerning his, her or its nationality, residence or identity or to make a declaration, claim or filing or satisfy any requirement for information or reporting that is required to establish the eligibility of the holder, or the beneficial owner, of the notes to receive the relevant payment without (or at a reduced rate of) withholding or deduction for or account of any such relevant tax;

•	any relevant tax that would not have been imposed but for the fact that the holder, or the beneficial owner, of the notes was a resident, domiciliary or national of, or engaged in business or maintained a permanent establishment or was physically present in, Canada or any province, territory or political subdivision thereof, or otherwise had some connection with Canada or any province, territory or political subdivision thereof, other than merely holding the notes, or receiving payments under the notes; or

•	any combination of the foregoing.

In addition, we will not pay additional amounts to any holder of the notes who is a fiduciary or partnership or other than the sole beneficial owner of the payment subject to the relevant tax, to the extent such payment would, under the laws of Canada or any province, territory or political subdivision thereof, be treated as being derived or received for tax purposes by a beneficiary or settlor with respect to such fiduciary or a member of such partnership or a beneficial owner who would not have been entitled to additional amounts had it been the holder of the notes.

If we are required by law or by the interpretation or administration thereof to withhold or deduct any relevant taxes from any payment under or with respect to the notes, we will:

•	make such withholding or deduction; and

•	remit the full amount so deducted or withheld to the relevant authority in accordance with applicable law.

We will furnish to the holders of the notes, within 30 days after the date the payment of any relevant taxes is due pursuant to applicable law, certified copies of tax receipts or other documents evidencing such payment by us.

If we are required by law or by the interpretation or administration thereof to withhold or deduct any relevant taxes from any payment under or with respect to the notes for which we would then have been required to pay additional amounts and fail to so withhold or deduct, we will indemnify and hold harmless each holder of the notes for the amount of:

•	such relevant taxes levied or imposed on and paid by such holder;

•	any liability (including penalties, interest and expenses) arising from such relevant taxes; and

•	any relevant taxes imposed with respect to any payment under the preceding two bullet points.

Wherever in the indenture there is mentioned, in any context, the payment of principal (and premium, if any), interest or any other amount payable under or with respect to the notes, such mention shall be deemed to include mention of the payment of additional amounts to the extent that, in such context, additional amounts are, were or would be payable in respect thereof.

If, as a result of MFC’s consolidation, amalgamation, statutory arrangement or merger with or into an entity organized under the laws of a country other than Canada or the United States or a political subdivision of a country other than Canada or the United States or the conveyance, transfer or leasing by MFC of its assets substantially as an entirety to such an entity, such an entity assumes the obligations of MFC under the indenture and the notes, such entity will pay additional amounts on the same basis as described above, except that references to “Canada” and its political subdivisions will be treated as references to Canada, the country in which such entity is organized or resident (or deemed resident for tax purposes) and their respective political subdivisions.

Payment and Paying Agent

We will pay principal of, premium, if any, and interest on the notes at the office of the trustee in the City of New York or at the office of any paying agent that we may designate.

We will pay any interest on the notes to the registered owner of the notes at the close of business on the record date for the interest, except in the case of defaulted interest. We may at any time designate additional paying agents or rescind the designation of any paying agent. We must maintain a paying agent in each place of payment for the notes.

Any moneys or U.S. government obligations (including the proceeds thereof) deposited with the trustee or any paying agent, or then held by us in trust, for the payment of the principal of, premium, if any, and interest on the notes that remain unclaimed for two years after the principal, premium or interest has become due and payable will, at our request, be repaid to us. After repayment to us, you are entitled to seek payment only from us as a general unsecured creditor.

Optional Redemption

Each of the 2015 notes and the 2020 notes will be redeemable at MFC’s option, subject, if required, to the prior approval of the Superintendent, in whole or in part, at any time, and from time to time (any such date fixed for redemption, a “Redemption Date”), at a redemption price equal to the greater of 100% of the principal amount to be redeemed plus accrued and unpaid interest to, but excluding, the applicable Redemption Date and the “Make-Whole Redemption Amount” (as defined below).

We will mail notice of any redemption of either series of notes at least 30 days but not more than 60 days before the Redemption Date to the registered holders of such notes at their addresses as shown on the security register. Unless we default in payment of the redemption price, on and after the Redemption Date, interest will cease to accrue on the notes or the portions thereof called for redemption. If less than all of the notes of either series are to be redeemed, the trustee shall select the notes or portion of the notes of such series to be redeemed by such method as the trustee in its sole discretion shall deem fair and appropriate. The trustee may select for redemption notes and portions of notes of such series in amounts of US$1,000 and integral multiples of US$1,000 in excess thereof (provided that the unredeemed portion of any notes to be redeemed in part will not be less than US$2,000), and shall thereafter promptly notify MFC in writing of the numbers of notes of a particular series to be redeemed, in whole or in part.

As used in this section:

“Make-Whole Redemption Amount” means the sum, as calculated by the Premium Calculation Agent, of the present values of the remaining scheduled payments of principal and interest on the 2015 notes or the 2020 notes, as the case may be, to be redeemed (not including any portion of those payments of interest accrued as of the Redemption Date), discounted from their respective scheduled payment dates to such Redemption Date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 30 basis points in the case of the 2015 notes and 35 basis points in the case of the 2020 notes, plus accrued and unpaid interest thereon to, but excluding, the Redemption Date.

For purposes of the preceding definition:

•	“Treasury Rate” means, with respect to any Redemption Date, the rate per annum equal to the semi-annual equivalent yield to maturity of the applicable Comparable Treasury Issue, calculated using a price for such Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the applicable Comparable Treasury Price for such Redemption Date. The Treasury Rate will be calculated on the third Business Day preceding the Redemption Date.

•	“Premium Calculation Agent” means an investment banking institution of national standing appointed by MFC.

•	“Comparable Treasury Issue” means the U.S. Treasury security selected by the Premium Calculation Agent as having a maturity comparable to the term remaining from the Redemption Date to September 17, 2015 in the case of the 2015 notes and to September 17, 2020 in the case of the 2020 notes (in each case, the “Remaining Life”) that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the Remaining Life.

•	“Comparable Treasury Price” means, with respect to a Redemption Date (1) the average of five Reference Treasury Dealer Quotations for such Redemption Date, after excluding the highest and lowest Reference Treasury Dealer Quotations, or (2) if the Premium Calculation Agent obtains fewer than five such Reference Treasury Dealer Quotations, the average of all such quotations.

•	“Reference Treasury Dealers” means (1) Morgan Stanley & Co. Incorporated, Citigroup Global Markets Inc., Banc of America Securities LLC and Goldman, Sachs & Co. and their respective successors; provided, however, that if any of the foregoing shall cease to be a primary U.S. government securities dealer in the United States (a “Primary Treasury Dealer”) MFC will substitute therefor another Primary Treasury Dealer, and (2) any other Primary Treasury Dealers selected by the Premium Calculation Agent after consultation with MFC.

•	“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any Redemption Date, the average, as determined by the Premium Calculation Agent, of the bid and ask prices for the applicable Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Premium Calculation Agent at 3:30 p.m., New York City time, on the third Business Day preceding such Redemption Date.

Tax Redemption

Each of the 2015 notes and the 2020 notes will be subject to redemption in whole, but not in part, at our option, at any time, on not less than 30 nor more than 60 days’ prior written notice, at 100% of the principal amount, together with accrued and unpaid interest thereon to, but excluding, the Redemption Date, in the event we determine that we have become or would become obligated to pay, on the next date on which any amount would be payable with respect to the notes of that series, any additional amounts as a result of an amendment to or change in the laws (including any regulations promulgated thereunder) of Canada (or any province, territory or political subdivision thereof), or any amendment to or change in any official position regarding the application or interpretation of such laws or regulations or judicial decision interpreting such laws or regulations, which amendment, change or judicial decision is announced or becomes effective on or after the date of this prospectus supplement.

No redemption of the 2015 notes or the 2020 notes, as the case may be, shall be made pursuant to this provision unless:

•	we have received an opinion of counsel that additional amounts will be payable on the next payment date in respect of such notes;

•	we deliver to the trustee an officers’ certificate stating the we are entitled to redeem such notes pursuant to their terms; and

•	at the time such notice of redemption is given, such obligation to pay such additional amounts remains in effect.

Ranking

The notes are unsecured and rank equally in right of payment with all of our other unsecured and unsubordinated debt to the extent provided in the indenture.

Consolidation, Merger and Sale of Assets

We will not consolidate with, amalgamate with or merge with or into any other person, or consummate a statutory arrangement with another person, or convey, transfer or lease our properties and assets substantially as an entirety to any person, and we will not permit any person to consolidate with, amalgamate with or merge with or into us, unless:

•	either (i) we will be the surviving corporation in a merger, amalgamation, consolidation, or statutory arrangement or (ii) if we consolidate with, amalgamate with or merge into another person, or consummate a statutory arrangement with another person, in which such other person is the surviving entity, or convey, transfer or lease our properties and assets substantially as an entirety to any person, the successor person entity will (a) be a corporation organized and validly existing under the laws of Canada, the United States or any member country of the European Union as of December 31, 2003, or any political subdivision of the foregoing; and (b) expressly assume (except when such assumption is deemed to have occurred by the operation of law) our obligations relating to the notes and the notes will be valid and binding obligations of the successor person entity entitling the holders thereof, as against the successor person entity, to all the rights of holders of notes under the indenture;

•	immediately after giving effect to the consolidation, amalgamation, statutory arrangement, merger, conveyance or transfer, there exists no event of default, and no event which, after notice or lapse of time or both, would become an event of default; and

•	other conditions described in the indenture are met.

This restriction would not apply to the direct or indirect conveyance, transfer or lease of all or any portion of the stock, undertaking, property, assets or liabilities of any of our wholly owned subsidiaries to us. In addition, this restriction would not apply to any recapitalization transaction, a change of control of MFC or a highly leveraged transaction unless such transaction or change of control were structured to include a merger, amalgamation, statutory arrangement or consolidation by us or the conveyance, transfer or lease of our assets substantially as an entirety.

Limitations on Liens

So long as any of the 2015 notes or 2020 notes are outstanding, neither MFC nor any of its subsidiaries will create, assume, incur, guarantee or permit to exist any debt which is secured by any mortgage, pledge, lien, security interest or other encumbrance on any capital stock of:

•	The Manufacturers Life Insurance Company or John Hancock Life Insurance Company (U.S.A.), each a “Restricted Subsidiary;”

•	any successor to substantially all of the business of any Restricted Subsidiary which is also a subsidiary of MFC; or

•	any corporation (other than MFC) having direct or indirect control of any Restricted Subsidiary or any such successor.

However, this restriction will not apply if the notes then outstanding are secured at least equally and ratably with the otherwise prohibited secured debt so long as it is outstanding.

Purchase of Maturing Notes

MFC may elect, by giving written notice of such election to the trustee, to have a subsidiary of MFC purchase, on the applicable maturity date of the 2015 notes or the 2020 notes, all of the outstanding notes of such series. In order for MFC’s subsidiary to be able to purchase such notes, MFC must have deposited with the trustee money in an amount sufficient to pay (i) all accrued and unpaid interest on the maturing notes and (ii) all other sums payable by MFC under the indenture with respect to the maturing notes, and MFC’s subsidiary must have deposited with the trustee money in an amount sufficient to pay the principal and premium, if any, of the maturing notes.

Modification and Waiver

Modification

Under the indenture, we and the trustee may supplement the indenture for certain purposes which would not materially adversely affect the interests or rights of holders of either the 2015 notes or the 2020 notes without the consent of the holders of such notes. We and the trustee may also modify and amend the indenture with the consent of the holders of a majority in aggregate principal amount of the series of notes affected. However, no modification or amendment may, without the consent of the holder of each outstanding note affected:

•	change the stated maturity of the principal of, or any installment of interest payable on, any outstanding note;

•	reduce the principal amount of, or the rate of interest on or any premium payable upon the redemption of, or the amount of principal of an original issue discount security that would be due and payable upon redemption or acceleration or would be provable in bankruptcy, or adversely affect any right of repayment of the holder of, any outstanding note;

•	change the place of payment where, or the coin or currency in which, any outstanding note or any principal (and premium, if any) or interest thereon is payable;

•	impair your right to institute suit for the enforcement of any payment on any outstanding note on or after the stated maturity or Redemption Date;

•	reduce the percentage of the holders of outstanding notes of such series necessary to modify or amend the indenture, to waive compliance with certain provisions of the indenture or certain defaults and consequences of such defaults or to reduce the quorum or voting requirements set forth in the indenture;

•	modify any of these provisions or any of the provisions relating to the waiver of certain past defaults or certain covenants, except to increase the required percentage to effect such action or to provide that certain other provisions may not be modified or waived without the consent of all of the holders of the notes affected; or

•	modify the circumstances under which we must pay certain additional amounts to holders of notes.

Waiver

The holders of not less than a majority in aggregate principal amount of the outstanding 2015 notes or the 2020 notes, as the case may be, may, on behalf of the holders of all notes of that series, waive compliance by us with certain restrictive covenants of the indenture which relate to that series.

The holders of not less than a majority in aggregate principal amount of the outstanding 2015 notes or the 2020 notes, as the case may be, may, on behalf of the holders of all notes of that series, generally waive any past default under the indenture relating to that series of notes and the consequences of such default. However, a default in the payment of the principal of, or premium, if any, or any interest on, any note of that series or relating to a covenant or provision, which under the indenture relating to that series of notes cannot be modified or amended without the consent of the holder of each outstanding note of that series affected, cannot be so waived.

Events of Default

Under the terms of the indenture, each of the following constitutes an event of default for each of the 2015 notes and the 2020 notes:

•	failure to pay any interest on such series of notes when due, continued for 30 days;

•	failure to pay principal of, or premium, if any, on such series of notes when due;

•	failure to perform any covenant or warranty in the indenture for 90 days after MFC receives written notice of such failure by holders of at least 25% in aggregate principal amount of such series of notes; and

•	certain events of bankruptcy, insolvency, reorganization, winding-up, liquidation or dissolution.

We are required to furnish the trustee annually with a statement as to the fulfillment of our obligations under the indenture. The indenture provides that the trustee may withhold notice to you of any default, except in respect of the payment of principal or interest on the notes, if it considers it in the interests of the holders of the notes to do so.

Effect of an Event of Default

If an event of default with respect to the 2015 notes or the 2020 notes exists (other than an event of default in the case of certain events of bankruptcy), the trustee or the holders of not less than 25% in aggregate principal amount of the outstanding notes of that series may declare the principal amount of the notes of that series to be due and payable immediately, by a notice in writing to us, and to the trustee if given by holders. Upon that declaration the principal amount of that series of notes will become immediately due and payable. However, at any time after a declaration of acceleration has been made, but before a judgment or decree for payment of the money due has been obtained, the holders of not less than a majority in aggregate principal amount the outstanding notes of that series may, subject to conditions specified in the indenture, rescind and annul that declaration.

If an event of default in the case of certain events of bankruptcy exists, the principal amount of all notes outstanding under the indenture shall automatically, and without any declaration or other action on the part of the trustee or any holder of such outstanding notes, become immediately due and payable.

Subject to the provisions of the indenture relating to the duties of the trustee, if an event of default then exists, the trustee will be under no obligation to exercise any of its rights or powers under the indenture (other than the payment of any amounts on the notes furnished to it pursuant to the indenture) at your (or any other person’s) request, order or direction, unless you have (or such other person has) offered to the trustee security or indemnity reasonably satisfactory to the trustee. Subject to the provisions for the security or indemnification of the trustee, the holders of a majority in aggregate principal amount of the outstanding 2015 notes or the 2020 notes, as the case may be, have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee in connection with the notes of that series.

Legal Proceedings and Enforcement of Right to Payment

A holder of the 2015 notes or the 2020 notes will not have any right to institute any proceeding in connection with the indenture or for any remedy under the indenture, unless such holder has previously given to the trustee written notice of a continuing event of default with respect to notes of that series. In addition, the holders of at least 25% in aggregate principal amount of the outstanding 2015 notes or the 2020 notes, as the case may be, must have made written request, and offered the trustee security or indemnity reasonably satisfactory to the trustee to institute that proceeding as trustee, and, within 60 days following the receipt of that notice, the trustee must not have received from the holders of a majority in aggregate principal amount of the outstanding notes of that series a direction inconsistent with that request, and must have failed to institute the proceeding. However, a holder of a note will have an absolute and unconditional right to receive payment of the principal of, premium, if any, and interest on that note on or after the due dates expressed in the note (or, in the case of redemption, on or after the Redemption Date) and to institute a suit for the enforcement of that payment.

Satisfaction and Discharge

The indenture provides that when, among other things, all notes of a series not previously delivered to the trustee for cancellation:

•	have become due and payable;

•	will become due and payable at their stated maturity within one year; or

•	are to be called for redemption within one year under arrangements satisfactory to the trustee for the giving of notice of redemption by the trustee in our name and at our expense;

and we deposit or cause to be deposited with the trustee, money or United States government obligations or a combination thereof, as trust funds, in an amount (such amount to be certified in the case of United States government obligations) to be sufficient to pay and discharge the entire indebtedness on such notes not previously delivered to the trustee for cancellation, for the principal, and premium, if any, and interest to the date of the deposit or to the stated maturity or Redemption Date, as the case may be, then the indenture will cease to be of further effect, and we will be deemed to have satisfied and discharged the indenture with respect to that series. However, we will continue to be obligated to pay all other sums due under the indenture and to provide the officers’ certificates and opinions of counsel described in the indenture.

Defeasance and Covenant Defeasance

The indenture provides that we may discharge all of our obligations, other than as to transfers and exchanges and certain other specified obligations, under the 2015 notes or the 2020 notes at any time, and that we may also be released from our obligations described above under “— Limitation on Liens” and “— Consolidation, Merger and Sale of Assets” and from certain other obligations, including obligations imposed by a supplemental indenture with respect to that series, if any, and elect not to comply with those sections and obligations without creating an event of default. Discharge under the first procedure is called “defeasance” and under the second procedure is called “covenant defeasance.”

Defeasance or covenant defeasance may be effected only if:

•	we irrevocably deposit or cause to be deposited with the trustee money or United States government obligations or a combination thereof, as trust funds in an amount certified to be sufficient to pay on each date that they become due and payable, the principal of and any premium and interest on, all outstanding notes of that series,

•	we deliver to the trustee an opinion of counsel in the United States to the effect that:

•	the holders of the notes of that series will not recognize gain or loss for United States federal income tax purposes as a result of the deposit, defeasance and discharge or as a result of the deposit and covenant defeasance, and

•	the deposit, defeasance and discharge or the deposit and covenant defeasance will not otherwise alter those holders’ United States federal income tax treatment of principal and interest payments on the notes of that series, in the case of a defeasance, this opinion must be based on a ruling of the Internal Revenue Service or a change in United States federal income tax law occurring after the date of execution of the indenture;

•	we deliver to the trustee an opinion of counsel in Canada or a ruling from the Canada Revenue Agency to the effect that:

•	the holders of the notes of that series will not recognize income, gain or loss for Canadian federal, provincial, or territorial income or other tax purposes as a result of such defeasance or covenant defeasance; and

•	the defeasance or covenant defeasance will not otherwise alter those holders’ Canadian federal, provincial and territorial income tax treatment of principal and interest payments on the notes of such series;

•	no event of default under the indenture has occurred and is continuing;

•	we are not an “insolvent person” within the meaning of the Winding-Up and Restructuring Act (Canada), Assignments and Preferences Act (Ontario) and the Fraudulent Conveyances Act (Ontario);

•	such defeasance or covenant defeasance does not result in a breach or violation of, or constitute a default under, any indenture or other agreement or instrument for borrowed money to which we are a party or by which we are bound;

•	such defeasance or covenant defeasance does not result in the trust arising from such deposit constituting an investment company within the meaning of the United States Investment Company Act of 1940 unless such trust shall be registered under the United States Investment Company Act of 1940 or exempt from registration thereunder;

•	we deliver to the trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent with respect to such defeasance or covenant defeasance have been complied with; and

•	other conditions specified in the indenture are met.

Enforceability of Judgments

Since a significant portion of our assets and certain of our subsidiaries, as well as the assets of a number of our directors and officers, are outside the United States, any judgment obtained in the United States against us, including judgments with respect to the payment of principal, premium, if any, or interest on the notes may not be collectible within the United States.

We have been informed by our Canadian counsel, Torys LLP, that the laws of the Province of Ontario and the federal laws of Canada applicable therein permit an action to be brought in a court of competent jurisdiction in that province on any final judgment in personam of any United States federal or New York state court located in the Borough of Manhattan, City and State of New York (a “New York Court”) against us, which judgment is subsisting and unsatisfied for a fixed sum of money with respect to the enforcement of the indenture and that is not impeachable as void or voidable under the internal laws of the State of New York if:

•	such judgment was not obtained by fraud or in a manner contrary to natural justice and the enforcement thereof would not be inconsistent with “public policy”, as such term is understood under the laws of the Province of Ontario and the federal laws of Canada applicable therein or contrary to any order made by the Attorney General of Canada under the Foreign Extraterritorial Measures Act (Canada) or by the Competition Tribunal under the Competition Act (Canada);

•	the enforcement of such judgment does not constitute, directly or indirectly, the enforcement of foreign revenue or penal laws;

•	the action to enforce such judgment is commenced within the applicable limitation period; and

•	the court rendering such judgment had jurisdiction over MFC, as recognized by the courts of the Province of Ontario (submission by us in the indenture to the non-exclusive jurisdiction of a New York Court will be sufficient for this purpose).

In the opinion of Torys LLP, there are currently no reasons under the present laws of the Province of Ontario or the federal laws of Canada applicable therein for avoiding recognition of the judgments of New York Courts on the indenture in respect of the notes based upon public policy. However, it may be difficult for holders of the notes to effect service within the United States upon our directors and officers and the experts named in this prospectus supplement and the prospectus who are not residents of the United States or to enforce against them, both in and outside of the United States, judgments of courts of the United States predicated upon civil liability under the United States federal securities laws. We have designated John Hancock Life Insurance Company (U.S.A.) as our authorized agent upon whom process may be served in an legal action or proceeding against us arising out of or in connection with the indenture.

Under the Currency Act (Canada), a court of competent jurisdiction in the Province of Ontario may only award judgment for a sum of money in Canadian currency, and in enforcing a foreign judgment for a sum of money in a foreign currency, a court of competent jurisdiction in the Province of Ontario will render its decision in the Canadian currency equivalent of such foreign currency calculated at the rate of exchange determined in accordance with the Courts of Justice Act (Ontario), which rate of exchange may be the rate in existence on a day other than the day of payment of the judgment.

The recognition and enforceability in the Province of Ontario of any such judgment of the New York Court may be limited by applicable Canadian federal and provincial bankruptcy, insolvency, reorganization, arrangement, winding-up, moratorium, or other laws generally affecting the enforceability of creditors’ rights.

Based on the opinion of Torys LLP, we believe that a monetary judgment of a United States court predicated solely upon the civil liability provisions of United States federal securities laws would likely be enforceable in Canada if the United States court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes. We cannot assure you that this will be the case since the case law in Canada in respect of this matter is not entirely clear. It is less certain that an action could be brought in Canada in the first instance on the basis of liability predicated solely upon such laws.

Governing Law

The indenture and the notes will be governed by and construed in accordance with the laws of the State of New York.

Concerning the Trustee

The trustee under the indenture will have all the duties and responsibilities of an indenture trustee specified in the Trust Indenture Act of 1939, as amended. The trustee is not required to expend or risk its own funds or otherwise incur financial liability in performing its duties or exercising its rights and powers if it reasonably believes that it is not reasonably assured of repayment or adequate indemnity.

The trustee acts as depositary for funds of, makes loans to, and performs other services for, us and our subsidiaries in the normal course of business.

Consent to Jurisdiction and Service

MFC has designated John Hancock Life Insurance Company (U.S.A.), 601 Congress Street, Boston, Massachusetts 02210, as its authorized agent for service of process in the United States in any suit, action or proceeding with respect to the indenture or the notes.

Book-Entry; Delivery and Form

All interests in the notes will be subject to the operations and procedures of the Depository Trust Company (“DTC”), Clearstream Banking, société anonyme, Luxembourg (“Clearstream”) or Euroclear Bank S.A./N.V., as operator of the Euroclear System (“Euroclear”). The descriptions of the operations and procedures of DTC, Clearstream and Euroclear set forth below are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to change by them from time to time. We obtained the information in this section and elsewhere in this prospectus supplement concerning DTC, Clearstream and Euroclear and their respective book-entry systems from sources that we believe are reliable, but we take no responsibility for the accuracy of this information.

The notes will be represented by one or more fully registered global security certificates, each of which is referred to in this prospectus supplement as a “Global Security.” Each such Global Security will be deposited with, or on behalf of, DTC and registered in the name of DTC or a nominee thereof. Initial settlement for the notes will be made in same day funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the notes. Unless and until it is exchanged in whole or in part for notes in definitive form, no Global Security may be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC or by DTC or any such nominee to a successor of DTC or a nominee of such successor.

Except under limited circumstances, notes represented by the Global Security will not be exchangeable for, and will not otherwise be issuable as, notes in certificated form. Investors may elect to hold interests in the Global Securities through either DTC (in the United States) or through Clearstream or Euroclear, if they are participants in such systems, or indirectly through organizations which are participants in such systems. Clearstream and Euroclear will hold interests on behalf of their participants through customers’ securities accounts in Clearstream’s and Euroclear’s names on the books of their respective depositaries, which in turn will hold such interests in customers’ securities accounts in the depositaries’ names on the books of DTC. Citibank, N.A. will act as depositary for Clearstream and JPMorgan Chase Bank N.A. will act as depositary for Euroclear.

Beneficial interests in the notes will be represented through book-entry accounts of financial institutions acting on behalf of Beneficial Owners (as defined below) as Direct and Indirect Participants (as defined below) in DTC. So long as DTC, or its nominee, is a registered owner of a Global Security, DTC or its nominee, as the case may be, will be considered the sole owner or holder of notes represented by such Global Security for all purposes under the indenture. Except as provided below, the actual owners of notes represented by a Global Security (the “Beneficial Owners”) will not be entitled to have the notes represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of notes in definitive form and will not be considered the owners or holders thereof under the indenture.

Accordingly, each person owning a beneficial interest in a Global Security must rely on the procedures of DTC and, if such person is not a participant of DTC (a “Participant”), on the procedures of the Participant through which such person owns its interest, to exercise any rights of a holder of notes. Under existing industry practices, in the event that any action is requested of holders of notes or a holder that is an owner of a beneficial interest in a global note desires to take any action that DTC, as the holder of that global note, is entitled to take, DTC would authorize the Participants holding the relevant beneficial interests to give or take such action, and such Participants would authorize Beneficial Owners owning through such Participants to give or take such action or would otherwise act upon the instructions of Beneficial Owners.

The following is based on information furnished by DTC:

DTC will act as securities depositary for the notes. The notes will be issued as fully-registered securities registered in the name of Cede & Co. (DTC’s partnership nominee). One or more Global Securities will initially represent each of the 2015 notes and 2020 notes and will be deposited with DTC.

DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its Participants deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants of DTC (“Direct Participants”) include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its Direct Participants and by The NYSE Euronext and the Financial Industry Regulatory Authority, Inc. (FINRA). Access to DTC’s system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants”). The rules applicable to DTC and its Participants are on file with the SEC.

Purchases of notes under DTC’s system must be made by or through Direct Participants, which will receive a credit for such notes on DTC’s records. The ownership interest of each Beneficial Owner is in turn to be recorded on the records of Direct Participants and Indirect Participants. Beneficial Owners will not receive written confirmation from DTC of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct Participants or Indirect Participants through which such Beneficial Owner entered into the transaction. Transfers of ownership interests in notes are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in the notes, except in the limited circumstances that may be provided in the indenture, as the case may be.

To facilitate subsequent transfers, all notes deposited with DTC are registered in the name of DTC’s partnership nominee, Cede & Co. The deposit of the notes with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the notes. DTC’s records reflect only the identity of the Direct Participants to whose accounts such securities are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Neither DTC nor Cede & Co. will consent or vote with respect to the notes. Under its usual procedures, DTC mails an Omnibus Proxy to MFC as soon as possible after the applicable record date. The Omnibus Proxy assigns Cede & Co.’s consenting or voting rights to those Direct Participants to whose accounts securities are credited on the applicable record date (identified in a listing attached to the Omnibus Proxy).

Payments on the notes will be made in immediately available funds to DTC. DTC’s practice is to credit Direct Participants’ accounts on the applicable payment date in accordance with their respective holdings shown on DTC’s records unless DTC has reason to believe that it will not receive payment on such date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of such Participant and not of DTC, the trustee or MFC, subject to any statutory or regulatory requirements as may be in effect from time to time. Any payment due to DTC on behalf of Beneficial Owners is MFC’s responsibility or the responsibility of the applicable agent, disbursement of such payments to Direct Participants shall be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners shall be the responsibility of Direct Participants and Indirect Participants.

DTC may discontinue providing its services as securities depositary with respect to the notes at any time by giving MFC or the applicable agent reasonable notice. Under such circumstances, in the event that a successor securities depositary is not obtained, offered security certificates are required to be printed and delivered. MFC may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depositary). In that event, security certificates will be printed and delivered.

Clearstream advises that it is incorporated as a limited liability company under the laws of Luxembourg. Clearstream was formed in January 2000 by the merger of Cedel International and Deutsche Börse Clearing and recently fully acquired by the Deutsche Börse Group. Clearstream holds securities for its participating organizations (“Clearstream Participants”) and facilitates the clearance and settlement of securities transactions between Clearstream Participants through electronic book-entry changes in accounts of Clearstream Participants, thereby eliminating the need for physical movement of certificates. Clearstream Participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies and clearing corporations. In the United States, Clearstream Participants are limited to securities brokers and dealers and banks, and may include the underwriters. Indirect access to Clearstream is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream

Participant either directly or indirectly. Clearstream is an Indirect Participant in DTC. Clearstream provides to Clearstream Participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream interfaces with domestic securities markets in several countries. Clearstream has established an electronic bridge with Euroclear Bank S.A./N.V. to facilitate settlement of trades between Clearstream and Euroclear.

Distributions with respect to the notes held beneficially through Clearstream will be credited to cash accounts of Clearstream Participants in accordance with its rules and procedures, to the extent received by Clearstream.

Euroclear advises that it was created in 1968 to hold securities for participants of Euroclear (“Euroclear Participants”) and to clear and settle transactions between Euroclear Participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear includes various other services, including securities lending and borrowing, and interfaces with domestic markets in several countries. The Euroclear System is owned by Euroclear plc and operated through a license agreement by Euroclear Bank S.A./N.V., a bank incorporated under the laws of the Kingdom of Belgium (the “Euroclear Operator”), under contract with Euroclear Clearance Systems S.C., a Belgian cooperative corporation (the “Cooperative”). All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative. The Cooperative establishes policy for Euroclear on behalf of Euroclear Participants. Euroclear Participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the underwriters. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear Participant, either directly or indirectly.

The Euroclear Operator advises that it is regulated and examined by the Belgian Banking and Finance Commission and the National Bank of Belgium.

Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law (collectively, the “Terms and Conditions”). The Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear Participants, and has no record of or relationship with persons holding through Euroclear Participants.

Distributions with respect to the notes held beneficially through Euroclear will be credited to the cash accounts of Euroclear Participants in accordance with the Terms and Conditions, to the extent received by DTC for Euroclear.

Global Clearance and Settlement Procedures

Secondary market trading between the DTC Participants will occur in the ordinary way in accordance with DTC’s rules and will be settled in immediately available funds using DTC’s Same-Day Funds Settlement System. Secondary market trading between Clearstream Participants and/or Euroclear Participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream and Euroclear and will be settled using the procedures applicable to conventional Eurobonds in immediately available funds.

Cross-market transfers between persons holding directly or indirectly through DTC on the one hand, and directly or indirectly through Clearstream or Euroclear Participants, on the other, will be effected in DTC in accordance with the DTC rules on behalf of the relevant European international clearing system by DTC in its capacity as U.S. depositary; however, such cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to DTC to take action to effect final settlement on its behalf by delivering interests in the notes to or receiving interests in the notes from DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream Participants and Euroclear Participants may not deliver instructions directly to DTC.

Because of time-zone differences, credits of interests in the notes received in Clearstream or Euroclear as a result of a transaction with a DTC Participant will be made during subsequent securities settlement processing and will be credited the Business Day following the DTC settlement date. Such credits or any transactions involving interests in such notes settled during such processing will be reported to the relevant Euroclear or Clearstream Participants on such Business Day. Cash received in Clearstream or Euroclear as a result of sales of interests in the notes by or through a Clearstream Participant or a Euroclear Participant to a DTC Participant will be received with value on the DTC settlement date but will be available in the relevant Clearstream or Euroclear cash account only as of the Business Day following settlement in DTC.

Although DTC, Clearstream and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of the notes among participants of DTC, Clearstream and Euroclear, they are under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a general discussion of certain U.S. federal income tax considerations relating to the acquisition, ownership and disposition of the notes by U.S. holders (as defined below) who purchase the notes pursuant to this prospectus supplement in the initial offering at their issue price (generally the first price at which a substantial amount of the notes is sold to the purchasers hereunder, excluding bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers) and hold the notes as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, which we refer to as the Code. This discussion is based upon the Code, Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect on the date hereof, and all of which are subject to differing interpretations or to change, possibly with retroactive effect.

This discussion is for general information only, and does not purport to discuss all aspects of U.S. federal income taxation that may be relevant to a U.S. holder in light of its particular circumstances, or to U.S. holders subject to special tax rules (such as banks, insurance companies, tax-exempt entities, retirement plans, regulated investment companies, real estate investment trusts, persons holding the notes as part of a straddle, hedge, conversion or other integrated transaction, U.S. holders whose functional currency for U.S. federal income tax purposes is not the U.S. dollar, dealers in securities and other U.S. holders who mark their securities to market for U.S. federal income tax purposes and certain former citizens or residents of the United States). This discussion does not address any U.S. state or local or non-U.S. tax considerations or any U.S. federal estate, gift or alternative minimum tax considerations relating to the acquisition, ownership or disposition of the notes.

If an entity treated as a partnership for U.S. federal income tax purposes holds a note, the U.S. federal income tax treatment of the partnership and its partners generally will depend upon the status and activities of the partnership and its partners. A prospective purchaser of the notes that is treated as a partnership for U.S. federal income tax purposes should consult its own tax advisor regarding the U.S. federal income tax considerations relating to the acquisition, ownership and disposition of the notes.

PERSONS CONSIDERING THE PURCHASE OF THE NOTES SHOULD CONSULT THEIR OWN TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. INCOME AND OTHER TAX CONSIDERATIONS, IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES, RELATING TO THE ACQUISITION, OWNERSHIP AND DISPOSITION OF THE NOTES.

As used herein, the term “U.S. holder” means a beneficial owner of a note that is, for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	a trust if (1) a U.S. court is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions or (2) the trust was in existence on August 20, 1996, was treated as a United States person prior to such date, and has a valid election in effect to continue to be treated as a United States person.

Interest Income and Original Issue Discount

In general, interest paid or payable on the notes will be taxable to a U.S. holder as ordinary interest income when it is received or accrued, in accordance with the U.S. holder’s regular method of accounting for U.S. federal income tax purposes. The notes are not expected to be issued with more than a de minimis amount of original issue discount, which we refer to as OID. However, if the notes are issued with more than a de minimis amount of OID, each U.S. holder generally will be required to include OID in its income as it accrues, regardless of its regular method of accounting, using a constant yield method, possibly before such U.S. holder receives any payment attributable to such income. Interest paid by us on the notes generally will constitute income from sources outside the United States and generally will be “passive category income” or, in the case of some U.S. holders, “general category income” for purposes of computing the foreign tax credit allowable to a U.S. holder.

Sale, Exchange, Retirement or Other Disposition of the Notes

Upon the sale, exchange, retirement or other taxable disposition of a note, a U.S. holder generally will recognize taxable gain or loss in an amount equal to the difference between the amount realized (other than any amount attributable to accrued interest which, if not previously included in such U.S. holder’s income, will be taxable as interest income to such U.S. holder) and such U.S. holder’s adjusted tax basis in such note. Any gain or loss so recognized generally will be capital gain or loss and will be long-term capital gain or loss if such U.S. holder has held such note for more than one year at the time of such sale, exchange, retirement or other taxable disposition. Net long-term capital gain of certain non-corporate U.S. holders generally is subject to preferential rates of tax. The deductibility of capital losses is subject to limitations. Gain or loss recognized by a U.S. holder upon the sale, exchange, retirement or other taxable disposition of a note generally will be U.S. source gain or loss for purposes of computing the foreign tax credit allowable to such U.S. holder.

Information Reporting and Backup Withholding

Under certain circumstances, information reporting and/or backup withholding may apply to U.S. holders with respect to payments of interest on, or proceeds from the sale, exchange, retirement or other disposition of, a note, unless an applicable exemption is satisfied. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a U.S. holder’s U.S. federal income tax liability if the required information is furnished by the U.S. holder on a timely basis to the U.S. Internal Revenue Service, which we refer to as the IRS.

Disclosure Requirements for Specified Foreign Financial Assets

Under recent legislation, individual U.S. holders (and certain U.S. entities specified in IRS guidance) who, during any taxable year, hold any interest in any “specified foreign financial asset” generally will be required to file with their U.S. federal income tax returns a statement setting forth certain information if the aggregate value of all such assets exceeds $50,000. “Specified foreign financial asset” generally includes any financial account maintained with a non-U.S. financial institution and may also include the notes if they are not held in an account maintained with a U.S. financial institution. Substantial penalties may be imposed, and the period of limitations on assessment and collection of U.S. federal income taxes may be extended, in the event of a failure to comply. U.S. holders should consult their own tax advisors as to the possible application to them of this new filing requirement.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Torys LLP, counsel to MFC, the following is, at the date hereof, a summary of the principal Canadian federal income tax considerations generally applicable to a holder of notes who acquires the notes pursuant to this prospectus supplement and who for purposes of the Income Tax Act (Canada), which we refer to as the Tax Act, and at all relevant times, is not, and is not deemed to be, a resident of Canada, has not and will not use or hold or be deemed to use or hold the notes in, or in the course of, carrying on business in Canada and deals at arm’s length with MFC, which we refer to as a Non-Resident Holder. This summary does not apply to a holder of notes that is an insurer that carries on an insurance business in Canada and elsewhere.

This summary is based upon the current provisions of the Tax Act and the regulations thereunder in force at the date of this prospectus supplement, all specific proposals to amend the Tax Act and the regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof and counsel’s understanding of the current administrative policies or assessment practices published in writing by the Canada Revenue Agency, which we refer to as the CRA. This summary does not otherwise take into account or anticipate any changes of law or practice, whether by judicial, governmental or legislative decision or action or changes in the administrative policies or assessment practices of the CRA, nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction.

This summary is of a general nature only and is not, and is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder, and no representations with respect to the income tax consequences to any particular holder are made. Prospective purchasers should consult their own tax advisors for advice with respect to the tax consequences in their particular circumstances.

Interest or principal paid to a Non-Resident Holder of the notes will not be subject to Canadian withholding tax. No other tax on income (including taxable capital gains) will be payable by a Non-Resident Holder in respect of the holding, redemption or disposition of the notes.

UNDERWRITING

We intend to offer the notes through the underwriters. Morgan Stanley & Co. Incorporated and Citigroup Global Markets Inc. are acting as representatives of the underwriters named below. Subject to the terms and conditions contained in an underwriting agreement between us and the underwriters, we have agreed to sell to the underwriters and the underwriters severally have agreed to purchase from us, the principal amount of the notes listed opposite their names below.

	Principal Amount		Principal Amount
Underwriters	of 2015 Notes		of 2020 Notes

Morgan Stanley & Co. Incorporated	US$	180,000,000	US$	150,000,000
Citigroup Global Markets Inc.		180,000,000		150,000,000
Banc of America Securities LLC		90,000,000		75,000,000
Goldman, Sachs & Co.		90,000,000		75,000,000
BNP Paribas Securities Corp.		24,000,000		20,000,000
HSBC Securities (USA) Inc.		18,000,000		15,000,000
RBS Securities Inc.		18,000,000		15,000,000

Total	US$	600,000,000	US$	500,000,000

In the underwriting agreement, the underwriters have severally agreed, subject to the terms and conditions set forth therein, to purchase all the notes offered hereby if any of the notes are purchased. In the event of default by an underwriter, the underwriting agreement provides that, in certain circumstances, purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated. The obligations of the underwriters under the underwriting agreement may also be terminated upon the occurrence of certain stated events.

MFC has agreed to severally indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the notes, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the notes to the public at the public offering price set forth on the cover of this prospectus supplement and to certain dealers at that price less a concession not in excess of 0.20% and 0.25% of the principal amount of the 2015 notes and 2020 notes, respectively. The underwriters may allow, and such dealers may reallow, a discount not in excess of 0.10% and 0.125% of the principal amount of the 2015 notes and 2020 notes, respectively, on sales to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed by the underwriters. The initial public offering price of the notes was determined by negotiation between MFC and the underwriters.

The expenses of the offering, not including the underwriting commission, are estimated to be approximately US$700,000 and are payable by MFC.

No Sales of Similar Securities

Manulife Financial Corporation has agreed not to, prior to the closing of this offering, offer, sell, contract to sell, or otherwise dispose of in the United States any of its debt securities which mature more than one year after the closing of this offering, or publicly announce an intention to effect such transaction, without the prior written consent of the representatives of the underwriters.

New Issue of Notes

Each of the 2015 notes and 2020 notes is a new issue of securities with no established trading market. We do not intend to apply for listing of either series of notes on any national securities exchange or for quotation of either series of notes on any automated dealer quotation system. We have been advised by the underwriters that they presently intend to make a market in both series of notes after completion of the offering. However, they are under no obligation to do so and may discontinue any market-making activities at any time without any notice. We cannot assure the liquidity of the trading market for either series of notes or that an active public market for either series of notes will develop. If an active public trading market for either series of notes does not develop, the market price and liquidity of the notes of that series may be adversely affected.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and/or their affiliates have performed certain investment banking, commercial banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business. Also, certain of the underwriters are affiliates of banks which are lenders to us and to which we currently are indebted. As a consequence of their participation in the offering, the underwriters affiliated with such banks will be entitled to share in the underwriting commission relating to the offering of the notes. The decision to distribute the notes hereunder and the determination of the terms of the offering were made through negotiations between us and the underwriters. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of MFC. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Price Stabilization and Short Positions

In connection with the offering, the underwriters are permitted to engage in transactions that stabilize the market price of the notes. Such transactions consist of bids or purchases to peg, fix or maintain the price of the notes. If the underwriters create a short position in the notes in connection with the offering, (i.e., if they sell more notes than are on the cover page of this prospectus supplement), the underwriters may reduce that short position by purchasing notes in the open market. Purchases of a security to stabilize the price or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes. In addition, neither we nor any of the underwriters makes any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

OFFERING RESTRICTIONS

The notes are offered for sale in those jurisdictions in the United States, Asia, Europe and elsewhere where it is lawful to make such offers. No action has been taken, or will be taken, which would permit a public offering of the notes in any jurisdiction outside the United States.

Each of the underwriters has severally represented and agreed that it has not offered, sold or delivered and it will not offer, sell or deliver or indirectly, any of the notes, in or from any jurisdiction except under circumstances that are reasonably designed to result in compliance with the applicable laws and regulations thereof.

This prospectus supplement does not constitute an offer of the notes, directly or indirectly, in Canada or to residents of Canada. Each underwriter has represented and agreed that it will not, directly or indirectly, offer, sell or deliver, any of the notes in or from Canada or to any resident of Canada without the consent of MFC. Each underwriter has also agreed that it will include a comparable provision in any sub-underwriting, banking group or selling group agreement or similar arrangement with respect to the notes that may be entered into by such underwriter.

United States of America

The notes may not be acquired or held by any person who is an employee benefit plan or other plan or arrangement subject to Title I of the Employee Retirement Income Security Act of 1974, as amended, which we refer to as ERISA, or Section 4975 of the Code, or who is acting on behalf of or investing the assets of any such plan or arrangement, unless the acquisition and holding of the notes by such person will not result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.

European Economic Area

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive, each of which we refer to as a relevant member state, each underwriter represents that it has not made and will not make an offer of the notes to the public in that relevant member state, except that it may make an offer of the notes to the public in that relevant member state at any time under the following exemptions under the Prospectus Directive (as defined below), if they have been implemented in that relevant member state: (i) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities; (ii) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; (iii) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the joint book-running managers for any such offer; or (iv) in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of notes shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this section, the expression an “offer of the notes to the public” in relation to any notes in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe to purchase the notes, as the same may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and references to the “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

United Kingdom

Each underwriter represents that, in connection with the distribution of the notes, it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000, or the FSMA, of the United Kingdom) received by it in connection with the issue or sale of such notes or any investments representing the notes in circumstances in which section 21(1) of the FSMA does not apply to us and that it has complied and will comply with all the applicable provisions of the FSMA with respect to anything done by it in relation to any notes in, from or otherwise involving the United Kingdom.

Hong Kong

The notes may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Japan

The notes have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Singapore

This prospectus supplement and the prospectus have not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement, the prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the notes are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, notes and units of shares and notes of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the notes under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

PRICE RANGE AND TRADING VOLUME OF LISTED SHARES

The Common Shares of MFC are listed on the Toronto Stock Exchange, which we refer to as the TSX, and are quoted under the symbol “MFC”. The Class A Shares Series 1, Class A Shares Series 2, Class A Shares Series 3, Class A Shares Series 4 and Class 1 Shares Series 1 are listed for trading on the TSX under the symbols “MFC.PR.A”, “MFC.PR.B”, “MFC.PR.C”, “MFC.PR.D” and “MFC.PR.E”, respectively. The following tables set forth, for the periods indicated, the market price ranges and trading volumes of the Common Shares, Class A Shares Series 1, Class A Shares Series 2, Class A Shares Series 3, Class A Shares Series 4 and Class 1 Shares Series 1 on the TSX.

	Common Shares			Class A Shares Series 1			Class A Shares Series 2
	High	Low		High	Low		High	Low
	($)	($)	Volume	($)	($)	Volume	($)	($)	Volume

2009
September	23.26	21.00	110,394,346	26.71	25.62	82,794	20.73	19.74	151,221
October	22.97	19.66	89,984,004	26.58	25.70	59,848	19.99	19.08	466,159
November	21.10	18.21	127,469,392	26.89	25.81	65,266	20.17	19.19	193,012
December	19.36	17.30	119,072,462	26.92	26.00	152,749	20.11	19.39	185,490
2010
January	21.12	19.51	84,543,731	27.09	26.21	328,591	20.75	19.90	251,776
February	20.17	18.57	79,352,828	26.83	25.77	115,631	20.49	19.50	219,947
March	20.99	19.05	104,820,915	26.69	25.95	124,567	19.71	18.67	340,478
April	20.54	18.25	84,577,124	26.03	25.46	90,967	19.30	18.13	334,313
May	19.06	16.20	116,007,067	25.86	24.95	114,604	18.80	18.15	199,573
June	18.03	15.34	120,541,261	25.71	25.15	119,424	19.81	18.48	302,797
July	16.67	14.51	109,909,762	25.93	25.50	142,103	20.00	19.49	223,497
August	16.64	11.27	210,020,105	25.75	24.95	764,309	20.11	18.47	862,852
September 1 - 14	13.96	11.94	83,548,879	25.15	24.95	978,797	19.79	18.86	209,133

	Class A Shares Series 3			Class A Shares Series 4			Class 1 Shares Series 1
	High	Low		High	Low		High	Low
	($)	($)	Volume	($)	($)	Volume	($)	($)	Volume

2009
September	20.08	18.61	239,212	28.14	27.55	772,568	26.75	26.17	598,433
October	19.40	18.35	456,510	28.10	27.49	554,099	26.75	26.38	383,696
November	19.63	18.55	185,023	28.01	27.43	861,164	27.48	26.47	304,148
December	19.40	18.74	164,509	28.24	27.70	960,981	27.44	26.80	317,138
2010
January	20.41	19.08	142,498	28.30	27.92	562,504	27.59	26.98	269,843
February	20.14	18.77	125,216	28.30	27.72	696,604	27.59	26.81	299,131
March	19.14	18.05	553,304	28.20	27.91	886,654	27.74	26.82	292,014
April	18.56	17.72	294,992	28.10	26.26	562,974	27.06	25.66	682,543
May	18.79	17.70	211,713	27.20	26.65	310,183	26.35	25.75	302,152
June	19.20	18.04	217,554	27.75	26.95	231,334	27.00	26.10	207,836
July	19.45	18.69	206,893	28.20	27.39	441,404	27.68	26.46	411,094
August	19.40	17.89	568,901	27.95	26.29	676,634	27.05	25.73	820,029
September 1 - 14	19.11	18.25	504,852	27.48	26.43	394,114	26.65	25.75	315,805

LEGAL MATTERS

Unless otherwise indicated in this prospectus supplement, certain matters relating to Canadian law will be passed upon for us by Torys LLP, Toronto, Ontario, Canada and certain legal matters relating to United States law will be passed upon for us by Debevoise & Plimpton LLP, New York, New York. In addition, Shearman & Sterling LLP, Toronto, Ontario, Canada, is acting as U.S. counsel for the underwriters in this offering. As of the date hereof, partners and associates of Torys LLP and Debevoise & Plimpton LLP, as a group, beneficially own, directly or indirectly, less than one percent of any securities of MFC or any associates or affiliates of MFC.

AUDITORS

Our auditors are Ernst & Young LLP, Chartered Accountants, Toronto, Ontario, Canada.

Our consolidated financial statements as at December 31, 2009 and 2008 incorporated by reference in this prospectus supplement have been audited by Ernst & Young LLP, independent registered chartered accountants, as indicated in their report dated March 19, 2010 and are incorporated herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

Ernst & Young LLP has advised that they are independent with respect to MFC within the meaning of the Rules of the Professional Conduct of the Institute of Chartered Accountants of Ontario, and as required by applicable Canadian Securities Laws. They are also independent public accountants with respect to MFC within the meaning of the Securities Act of 1933, as amended, and the applicable rules and regulations thereunder, adopted by the Securities and Exchange Commission and the Public Company Accounting Oversight Board (United States).

WHERE YOU CAN FIND MORE INFORMATION

MFC has filed with the SEC, under the United States Securities Act of 1933, as amended, a registration statement on Form F-10 relating to various securities, including the notes. This prospectus supplement and the prospectus, which constitute a part of the registration statement, do not contain all of the information contained in the registration statement, certain items of which are contained in other parts of and in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. Statements included or incorporated by reference in this prospectus supplement and the prospectus about the contents of any contract, agreement or other document referred to are not necessarily complete, and in each instance, prospective investors should refer to the exhibits for a complete description of the matter involved.

MFC files annual and quarterly financial information and material change reports and other material with the securities regulatory authorities in each of the provinces and territories of Canada and with the SEC. Under the multi-jurisdictional disclosure system adopted by the United States, documents and other information that MFC files with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. Prospective investors may read and download any public document that MFC has filed with the securities regulatory authorities in each of the provinces and territories of Canada on SEDAR at www.sedar.com. Prospective investors may read and copy any document MFC has filed with the SEC at the SEC’s public reference room in Washington D.C., and may also obtain copies of those documents from the public reference room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 by paying a fee. Additionally, prospective investors may read and download some of the documents MFC has filed on EDGAR at www.sec.gov.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents, which have been filed by MFC with the securities regulatory authorities in Canada, are incorporated by reference in the prospectus and this prospectus supplement:

•	annual information form dated March 26, 2010 (except for the section of the annual information form entitled “Ratings”);

•	audited consolidated financial statements and the notes thereto for the years ended December 31, 2009 and 2008, together with the auditors’ report thereon;

•	management’s discussion and analysis for the audited consolidated financial statements referred to in the preceding paragraph;

•	unaudited interim consolidated financial statements and the notes thereto for the three and six month periods ended June 30, 2010;

•	management’s discussion and analysis for the unaudited interim consolidated financial statements referred to in the preceding paragraph;

•	management proxy circular dated March 16, 2010 regarding our annual and special meeting of shareholders held on May 6, 2010; and

•	earnings coverage ratios for the medium term note program as at June 30, 2010.

Any documents of the type referred to above, all material change reports (excluding confidential material change reports, if any) and business acquisition reports that we file with the securities regulatory authorities in Canada after the date of this prospectus supplement and prior to the termination of the distribution of notes shall be deemed to be incorporated by reference in the prospectus and this prospectus supplement (except that any section of any annual information form entitled “Ratings” or another similar caption shall not be deemed to be incorporated by reference in the prospectus and this prospectus supplement). In addition, any similar documents filed by us with the SEC in our periodic reports on Form 6-K or annual reports on Form 40-F, and any other documents filed with or furnished to the SEC pursuant to Sections 13(a), 13(c) or 15(d) of the United States Securities Exchange Act of 1934, as amended, in each case after the date of this prospectus supplement, shall be deemed to be incorporated by reference in the prospectus and this prospectus supplement and the registration statement of which they form a part, except (i) that any section of any annual information form, filed as an exhibit to an Annual Report on Form 40-F, entitled “Ratings” or another similar caption shall not be deemed to be incorporated by reference in the prospectus and this prospectus supplement and the registration statement of which they form a part) and (ii) that any report on Form 6-K shall be so incorporated only to the extent expressly provided in such report.

Any statement contained in this prospectus supplement, the prospectus or in a document incorporated or deemed to be incorporated by reference herein or therein shall be deemed to be modified or superseded, for the purposes of this prospectus supplement or the prospectus, as the case may be, to the extent that a statement contained herein or therein, or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein or therein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or includes any other information set forth in the document that it modifies or supersedes. The making of a modified or superseded statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement or the prospectus.

MFC is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith files or furnishes reports and other information with or to the SEC. MFC’s recent SEC filings may be obtained over the internet at the SEC’s website at www.sec.gov. Prospective purchasers may also read and copy any document MFC files or furnishes with or to the SEC at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Prospective purchasers may call 1-800-SEC-0330 for further information on the operations of the public reference facilities and copying charges.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This short form base shelf prospectus has been filed under legislation in each of the provinces and territories of Canada that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Manulife Financial Corporation at 200 Bloor Street East, NT-10, Toronto, Ontario, Canada M4W 1E5 (telephone: (416) 926-3000), and are also available electronically at www.sedar.com and www.sec.gov.

SHORT FORM BASE SHELF PROSPECTUS

September 3, 2010

Manulife Financial Corporation

US$5,000,000,000

Debt Securities
Class A Shares
Class B Shares
Class 1 Shares
Common Shares
Subscription Receipts
Warrants
Share Purchase Contracts
Units

We may from time to time offer and issue the following securities: (i) senior or subordinated unsecured debt securities, collectively, Debt Securities; (ii) Class A Shares, Class B Shares and Class 1 Shares, collectively, the Preferred Shares; (iii) Common Shares; (iv) Subscription Receipts; (v) Warrants; (vi) Share Purchase Contracts; and (vii) Units comprised of one or more of the other securities described in this prospectus. The Debt Securities, Preferred Shares, Common Shares, Subscription Receipts, Warrants, Share Purchase Contracts and Units, collectively, the Securities, offered hereby may be offered separately or together, in separate series, in amounts, at prices and on terms to be set forth in an accompanying prospectus supplement.

We may sell up to US$5,000,000,000 in aggregate initial offering amount of Securities (or the equivalent in other currencies) or, if any Debt Securities are issued at an original issue discount, such greater amount as shall result in an aggregate issue price of US$5,000,000,000 (or the equivalent in other currencies) at any time and from time to time during the 25 month period that this prospectus, including any amendments thereto, remains valid.

The specific terms of the Securities in respect of which this prospectus is being delivered will be set forth in the applicable prospectus supplement and may include, where applicable: (i) in the case of the Debt Securities, the specific designation, aggregate principal amount, the currency or the currency unit for which such securities may be purchased, maturity, interest provisions, authorized denominations, offering price, any terms for redemption at our option or the option of the holder, any exchange or conversion terms and any other specific terms; (ii) in the case of Preferred Shares, the designation of the particular class, series, liquidation preference amount, the number of shares offered, the issue price, the dividend rate, the dividend payment dates, any terms for redemption at our option or the option of the holder, any exchange or conversion terms and any other specific terms; (iii) in the case of Common Shares, the number of shares and the offering price; (iv) in the case of Subscription Receipts, the number of Subscription Receipts being offered, the offering price, the procedures for the exchange of the Subscription Receipts for Debt Securities, Preferred Shares or Common Shares, as the case may be, and any other specific terms; (v) in the case of Warrants, the designation, number and terms of the Debt Securities, Preferred Shares or Common Shares purchasable upon exercise of the Warrants, any procedures that will result in the adjustment of those numbers, the exercise price, dates and periods of exercise, the currency in which the Warrants are issued and any other specific terms; (vi) in the case of Share Purchase Contracts, whether the Share Purchase Contracts obligate the holder thereof to purchase or sell Common Shares or Preferred Shares, as the case may be, and the nature and amount of each of those securities and any other specific terms; and (vii) in the case of Units, the designation and terms of the Units and of the securities comprising the Units and any other specific terms.

This prospectus does not qualify for issuance Debt Securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to one or more underlying interests including, for example, an equity or debt security, a statistical measure of economic or financial performance including, but not limited to, any currency, consumer price or mortgage index, or the price or value of one or more commodities, indices or other items, or any other item or formula, or any combination or basket of the foregoing items. For greater certainty, this prospectus may qualify for issuance Debt Securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to published rates of a central banking authority or one or more financial institutions, such as a prime rate or bankers’ acceptance rate, or to recognized market benchmark interest rates such as LIBOR, EURIBOR or a U.S. Federal funds rate.

All information permitted under applicable securities laws to be omitted from this prospectus will be contained in one or more prospectus supplements that will be delivered to purchasers together with this prospectus. Each prospectus supplement will be deemed to be incorporated by reference in this prospectus as of the date of such prospectus supplement but only for the purposes of the distribution of the Securities to which the prospectus supplement pertains.

Our head and registered office is located at 200 Bloor Street East, Toronto, Ontario, Canada M4W 1E5.

We are permitted to prepare this prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. We prepare our financial statements in accordance with Canadian generally accepted accounting principles, and they are subject to Canadian auditing and auditor independence standards. They may not be comparable to financial statements of United States companies.

Owning the Securities may subject you to tax consequences both in the United States and Canada. This prospectus or any applicable prospectus supplement may not describe these tax consequences fully. You should read the tax discussion in any applicable prospectus supplement and consult with your own tax adviser with respect to your own particular circumstances.

Your ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because we are incorporated in Canada, most of our directors and officers and certain of the experts named in this prospectus are Canadian residents, and a significant portion of our assets are located outside the United States.

Neither the United States Securities and Exchange Commission nor any state or provincial securities regulator has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offence.

In connection with any offering of the Securities, the underwriters, dealers or agents may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a higher level than that which might exist in the open market. These transactions may be commenced, interrupted or discontinued at any time. See “Plan of Distribution.”

The outstanding Common Shares are currently listed on the Toronto Stock Exchange, the New York Stock Exchange, the Hong Kong Stock Exchange and the Philippines Stock Exchange, and the outstanding Class A Shares Series 1, Class A Shares Series 2, Class A Shares Series 3, Class A Shares Series 4 and Class 1 Shares Series 1 are listed on the Toronto

Stock Exchange. Unless otherwise specified in the applicable prospectus supplement, any Securities offered hereby will not be listed on any stock exchange.

The Securities may be sold through underwriters or dealers, directly by us pursuant to applicable statutory exemptions, or through designated agents from time to time. Each prospectus supplement will identify each underwriter, dealer or agent engaged in connection with the offering and sale of those Securities, and will also set forth the terms of the offering of such Securities including the net proceeds to us and, to the extent applicable, any fees payable to the underwriters, dealers or agents.

The Debt Securities will be direct unsecured obligations of MFC constituting senior or subordinated indebtedness, as identified in the relevant prospectus supplement, for the purposes of the Insurance Companies Act (Canada), or the ICA, and will not constitute deposits that are insured under the Canada Deposit Insurance Corporation Act, or the CDIC Act, or by the U.S. Federal Deposit Insurance Corporation, or the FDIC.

PRESENTATION OF INFORMATION

In this prospectus, unless otherwise indicated or unless the context otherwise requires, all references to “MFC,” “we,” “us,” and “our” refer to Manulife Financial Corporation and its subsidiaries.

All references in this prospectus to “Canada” means Canada, its provinces, its territories, its possessions and all areas subject to its jurisdiction. Unless otherwise indicated, all references in this prospectus to “$” or “dollar” are to Canadian dollars and all references to “US$” are to U.S. dollars.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference in this prospectus contain forward-looking statements within the meaning of the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may,” “will,” “could,” “should,” “would,” “likely,” “suspect,” “outlook,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “plan,” “forecast,” “objective,” “seek,” “aim,” “continue,” “embark” and “endeavour” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts’ expectations in any way. Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements.

Important factors that could cause actual results to differ materially from expectations include but are not limited to:

•	general business and economic conditions (including but not limited to performance and volatility of equity markets, interest rate fluctuations and movements in credit spreads, currency rates, investment losses and defaults, market liquidity and creditworthiness of guarantors, reinsurers and counterparties);

•	changes in laws and regulations;

•	changes in accounting standards;

•	our ability to execute strategic plans and changes to strategic plans;

•	downgrades in our financial strength or credit ratings;

•	our ability to maintain our reputation;

•	impairments of goodwill or intangible assets or the establishment of valuation allowances against future tax assets;

•	the accuracy of estimates relating to long-term care morbidity;

•	the accuracy of other estimates used in applying accounting policies and actuarial methods;

•	level of competition and consolidation;

•	our ability to market and distribute products through current and future distribution channels;

•	unforeseen liabilities or asset impairments arising from acquisitions and dispositions of businesses;

•	our ability to implement effective hedging strategies and unforeseen consequences arising from such strategies;

•	our ability to source appropriate non-fixed income assets to back our long dated liabilities;

•	the realization of losses arising from the sale of investments classified as available for sale;

•	our liquidity, including the availability of financing to satisfy existing financial liabilities on expected maturity dates when required;

•	obligations to pledge additional collateral;

•	the availability of letters of credit to provide capital management flexibility;

•	accuracy of information received from counterparties and the ability of counterparties to meet their obligations;

•	the availability, affordability and adequacy of reinsurance;

•	legal and regulatory proceedings, including tax audits, tax litigation or similar proceedings;

•	our ability to adapt products and services to the changing market;

•	our ability to attract and retain key executives, employees and agents;

•	the appropriate use and interpretation of complex models or deficiencies in models used;

•	political, legal, operational and other risks associated with our non-North American operations;

•	acquisitions and our ability to complete acquisitions including the availability of equity and debt financing for this purpose;

•	the disruption of or changes to key elements of MFC’s or public infrastructure systems;

•	environmental concerns; and

•	our ability to protect our intellectual property and exposure to claims of infringement.

Additional information about material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in this prospectus under “Risk Factors” as well as under “Risk Factors” in our most recent annual information form, under “Risk Management” and “Critical Accounting and Actuarial Policies” in the management’s discussion and analysis in our most recent annual and interim reports, in the “Risk Management” note to the consolidated financial statements in our most recent annual and interim reports and elsewhere in our filings with Canadian and U.S. securities regulators. We do not undertake to update any forward-looking statement, except as required by law.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents, which have been filed by MFC with the securities regulatory authorities in Canada are incorporated by reference in this prospectus:

•	annual information form dated March 26, 2010 (except for the section of the annual information form entitled “Ratings”);

•	audited consolidated financial statements and the notes thereto for the years ended December 31, 2009 and 2008, together with the auditors’ report thereon;

•	management’s discussion and analysis for the audited consolidated financial statements referred to in the preceding paragraph;

•	unaudited interim consolidated financial statements and the notes thereto for the three and six month periods ended June 30, 2010;

•	management’s discussion and analysis for the unaudited interim consolidated financial statements referred to in the preceding paragraph;

•	management proxy circular dated March 16, 2010 regarding our annual and special meeting of shareholders held on May 6, 2010; and

•	earnings coverage ratios for the medium term note program as at June 30, 2010.

Any documents of the type referred to above, all material change reports (excluding confidential material change reports, if any) and business acquisition reports that we file with the securities regulatory authorities in Canada after the date of this prospectus and prior to the termination of the distribution of Securities under any prospectus supplement shall be deemed to be incorporated by reference in this prospectus (except that any section of any annual information form entitled “Ratings” or another similar caption shall not be deemed to be incorporated by reference into this prospectus). In addition, any similar documents filed by us with the SEC in our periodic reports on Form 6-K or annual reports on Form 40-F, and any other documents filed with or furnished to the SEC pursuant to Sections 13(a), 13(c) or 15(d) of the United States Securities Exchange Act of 1934, as amended, in each case after the date of this prospectus, shall be deemed to be incorporated by reference in this prospectus and the registration statement of which this prospectus forms a part, except (i) that any section of any annual information form, filed as an exhibit to an Annual Report on Form 40-F, entitled “Ratings” or another similar caption shall not be deemed to be incorporated by reference in this prospectus and the registration statement of which this prospectus forms a part) and (ii) that any report on Form 6-K shall be so incorporated only to the extent expressly provided in such report.

Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for the purposes of this prospectus, to the extent that a statement contained herein, or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or includes any other information set forth in the document that it modifies or supersedes. The making of a modified or superseded statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

When we file a new annual information form and audited comparative consolidated financial statements and related management’s discussion and analysis with, and where required, they are accepted by, the applicable securities regulatory authorities during the time that this prospectus is valid, the following documents will be deemed no longer incorporated by reference in this prospectus for purposes of future offers and sales of Securities under this prospectus: any previous annual information form, any previous audited comparative consolidated financial statements and related management’s discussion and analysis and all unaudited comparative consolidated financial statements and related management’s discussion and analysis, all material change reports filed prior to the commencement of MFC’s financial year in which the new annual information form is filed, and any information circular filed prior to the commencement of MFC’s financial year in respect of which the new annual information form is filed.

You should rely only on the information contained in or incorporated by reference in this prospectus or any applicable prospectus supplement. We have not authorized anyone to provide you with different or additional information.

We are not making an offer of Securities in any jurisdiction where the offer is not permitted by law. You should not assume that the information contained in or incorporated by reference in this prospectus or any applicable prospectus supplement is accurate as of any date other than the date on the front of the applicable prospectus supplement.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC, under the United States Securities Act of 1933, as amended, or the Securities Act, a registration statement on Form F-10 relating to the Securities. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement, certain items of which are contained in other parts of and the exhibits to the registration statement as permitted by the rules and regulations of the SEC. Statements included or incorporated by reference in this prospectus about the contents of any contract, agreement or other document referred to are not necessarily complete, and in each instance, prospective investors should refer to the exhibits for a complete description of the matter involved. Under the registration statement, we may, from time to time, sell any combination of the Securities described in this prospectus in one or more offerings up to an aggregate principal amount of US$5,000,000,000 (or the equivalent in other currencies) or, if any Debt Securities are issued at an original issue discount, such greater amount as shall result in an aggregate issue price of US$5,000,000,000 (or the equivalent in other currencies). Each time we sell Securities under the registration statement, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus.

We file annual and quarterly financial information and material change reports and other material with the securities regulatory authorities in each of the provinces and territories of Canada and with the SEC. Under the multijurisdictional disclosure system adopted by the United States, documents and other information that we file with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. Prospective investors may read and download any public document that we have filed with the securities regulatory authorities in each of the provinces and territories of Canada on SEDAR at www.sedar.com. Prospective investors may read and copy any document we have filed with the SEC at the SEC’s public reference room in Washington D.C., and may also obtain copies of those documents from the public reference room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 by paying a fee. Additionally, prospective investors may read and download some of the documents MFC has filed on EDGAR at www.sec.gov.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a corporation incorporated under and governed by the ICA. Most of our directors and officers, and certain of the experts named in this prospectus are Canadian residents, and a significant portion of our assets are located outside of the United States. It may be difficult for holders of securities to effect service within the United States upon our directors and officers and the experts named in this prospectus who are not residents of the United States or to enforce against them, both in and outside of the United States, judgments of courts of the United States predicated upon civil liability under United States federal securities laws. We believe that a monetary judgment of a United States court predicated solely upon civil liability under United States federal securities laws would likely be enforceable in Canada if the United States court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes. We cannot assure you that this will be the case. It is less certain that an action could be brought in Canada in the first instance on the basis of liability predicated solely upon such laws.

MANULIFE FINANCIAL CORPORATION

We were incorporated under the ICA on April 26, 1999 for the purpose of becoming a holding company of The Manufacturers Life Insurance Company, or MLI. MLI was incorporated on June 23, 1887, by a Special Act of Parliament of the Dominion of Canada. Pursuant to the provisions of the Canadian and British Insurance Companies Act (Canada), the predecessor legislation to the ICA, MLI undertook a plan of mutualization and became a mutual life insurance company on December 19, 1968. As a mutual life insurance company, MLI had no common shareholders and its board of directors was elected by its participating policyholders in accordance with the ICA. Pursuant to Letters Patent of Conversion, effective September 23, 1999, MLI implemented a plan of demutualization under the ICA and converted to a life insurance company with common shares and became the wholly-owned subsidiary of MFC. MFC is a life insurance company governed by the ICA.

We provide a wide range of financial products and services, including individual life and long-term care insurance, group life and health insurance, pension products, annuities and mutual funds. These services are provided to individual and group customers in the United States, Canada, Asia and Japan. Funds under management by us were $453.9 billion as at June 30, 2010. We also provide investment management services with respect to our general fund assets, segregated fund assets and mutual funds, as well as to institutional investment customers. We also offer reinsurance services, primarily life and accident and health reinsurance, specializing in retrocession. As of June 30, 2010, we operated in 22 countries and territories worldwide.

Our business is organized into four operating divisions: U.S. Division, Canadian Division, Asia and Japan Division and Reinsurance Division. In addition, asset management services are provided by our Investment Division, operating as MFC Global Investment Management. Each division has profit and loss responsibility and develops products, services, distribution and marketing strategies based on the profile of its business and the needs of its market. The U.S. Division is comprised of two reporting segments: U.S. Insurance and U.S. Wealth Management. The external asset management business of the Investment Division is reported under the Corporate and Other reporting segment.

CAPITALIZATION

The following table sets forth our share capital and consolidated indebtedness as of June 30, 2010 and should be read together with the detailed information and financial statements appearing in the documents incorporated by reference in this prospectus.

	As of
	June 30, 2010
	(Unaudited)
	($ in millions)

Long term senior debt	$3,307	(1)
Liabilities for preferred shares and capital instruments	4,596
Non-controlling interest in subsidiaries	259
Equity
Participating policyholders’ equity	91
Shareholders’ equity
Preferred shares	1,422
Common shares	19,088
Contributed surplus	195
Shareholders’ retained earnings and AOCI	7,008

Total equity	27,804

Total capitalization	$35,966

(1)	Does not include $900,000,000 of 4.079% medium term notes due 2015 issued on August 20, 2010.

SHARE STRUCTURE

Our authorized share capital consists of an unlimited number of Common Shares and an unlimited number of Class A Shares, an unlimited number of Class B Shares and an unlimited number of Class 1 Shares, collectively, the Preferred Shares. As of the date of this prospectus, we have issued and outstanding: approximately 1,766 million Common Shares; 14 million Class A Shares Series 1; 14 million Class A Shares Series 2; 12 million Class A Shares Series 3; 18 million Class A Shares Series 4; and 14 million Class 1 Shares Series 1. We have authorized but not issued Class A Shares Series 5 and Class 1 Shares Series 2.

The following sets forth certain general terms and provisions of the Preferred Shares and Common Shares. For a full description of the terms and provisions, see MFC’s by-laws, which are available electronically at www.sedar.com and www.sec.gov. The particular terms and provisions of a series of Preferred Shares offered pursuant to this prospectus will be set forth in the applicable prospectus supplement, and the extent to which the general terms and provisions described below may apply to those Preferred Shares, will be described in the prospectus supplement.

Certain Provisions of the Class A Shares as a Class

The following is a summary of certain provisions attaching to the Class A Shares as a class.

Priority

Each series of Class A Shares ranks on a parity with every other series of Class A Shares and every series of Class 1 Shares with respect to dividends and return of capital. The Class A Shares shall be entitled to a preference over the Class B Shares, the Common Shares and any other shares ranking junior to the Class A Shares with respect to priority in payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of MFC, whether voluntary or involuntary, or any other distribution of the assets of MFC among its shareholders for the specific purpose of winding up its affairs. If any cumulative dividends, whether or not declared, or declared non-cumulative dividends or amounts payable on return of capital are not paid in full in respect of any series of Class A Shares, the Class A Shares of all series shall participate rateably in respect of such dividends in accordance with the sums that would be payable on such shares if all such dividends were declared and paid in full, and in respect of such return of capital in accordance with the sums that would be payable on such return of capital if all sums so payable were paid in full; provided, however, that if there are insufficient assets to satisfy in full all such claims as aforesaid, the claims of the holders of the Class A Shares with respect to return of capital shall be paid and satisfied first and any assets remaining thereafter shall be applied towards the payment and satisfaction of claims in respect of dividends. The Class A Shares of any series may also be given such other preferences not inconsistent with the rights, privileges, restrictions and conditions attached to the Class A Shares as a class over the Class B Shares, the Common Shares and any other shares ranking junior to the Class A Shares as may be determined in the case of such series of Class A Shares.

Certain Provisions of the Class B Shares as a Class

The following is a summary of certain provisions attaching to the Class B Shares as a class.

Priority

Each series of Class B Shares ranks on a parity with every other series of Class B Shares with respect to dividends and return of capital. The Class B Shares shall rank junior to the Class A Shares and the Class 1 Shares with respect to priority in payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding up of MFC, whether voluntary or involuntary, or any other distribution of the assets of MFC among its shareholders for the specific purpose of winding up its affairs, but the Class B Shares shall be entitled to a preference over the Common Shares and any other shares ranking junior to the Class B Shares with respect to priority in payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding up of MFC, whether voluntary or involuntary, or any other distribution of the assets of MFC among its shareholders for the specific purpose of winding up its affairs. If any cumulative dividends, whether or not declared, or declared non-cumulative dividends or amounts payable on return of capital are not paid in full in respect of any series of Class B Shares, the Class B Shares of all series shall participate rateably in respect of such dividends in accordance with the sums that would be payable on such shares if all such dividends were declared and paid in full, and in respect of such return of capital in accordance with the sums that would be payable on such return of capital if all sums so payable were paid in full; provided, however, that if there are insufficient assets to satisfy in full all such claims as aforesaid, the claims of the holders of the Class B Shares with respect to return of capital shall be paid and satisfied first and any assets remaining thereafter shall be applied towards the payment and satisfaction of claims in respect of dividends. The Class B Shares of any series may also be given such other preferences not inconsistent with the rights, privileges, restrictions and conditions attached to the Class B Shares as a class over the Common Shares and any other shares ranking junior to the Class B Shares as may be determined in the case of such series of Class B Shares.

Certain Provisions of the Class 1 Shares as a Class

Priority

Each series of Class 1 Shares ranks on a parity with every other series of Class 1 Shares and every series of Class A Shares with respect to dividends and return of capital. The Class 1 Shares shall be entitled to a preference over the Class B Shares, the Common Shares and any other shares ranking junior to the Class 1 Shares with respect to priority in payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of MFC, whether voluntary or involuntary, or any other distribution of the assets of MFC among its shareholders for the specific purpose of winding up its affairs. If any cumulative dividends, whether or not declared, or declared non-cumulative dividends or amounts payable on return of capital are not paid in full in respect of any series of Class 1 Shares, the Class 1 Shares of all series shall participate rateably in respect of such dividends in accordance with the sums that would be payable on such shares if all such dividends were declared and paid in full, and in respect of such return of capital in accordance with the sums that would be payable on such return of capital if all sums so payable were paid in full; provided, however, that if there are insufficient assets to satisfy in full all such claims as aforesaid, the claims of the holders of the Class 1 Shares with respect to return of capital shall be paid and satisfied first and any assets remaining thereafter shall be applied towards the payment and satisfaction of claims in respect of dividends. The Class 1 Shares of any series may also be given such other preferences not inconsistent with the rights, privileges, restrictions and conditions attached to the Class 1 Shares as a class over the Class B Shares, the Common Shares and any other shares ranking junior to the Class 1 Shares as may be determined in the case of such series of Class 1 Shares.

Certain Provisions Common to the Class A Shares, Class B Shares and Class 1 Shares

The following is a summary of certain provisions attaching to the Class A Shares as a class, to the Class B Shares as a class and to the Class 1 Shares as a class.

Directors’ Right to Issue in One or More Series

The Class A Shares, Class B Shares and Class 1 Shares may be issued at any time and from time to time in one or more series. Before any shares of a series are issued, the board of directors of MFC shall fix the number of shares that will form such series, if any, and shall, subject to any limitations set out in the by-laws of MFC or in the ICA, determine the designation, rights, privileges, restrictions and conditions to be attached to the Class A Shares, Class B Shares or Class 1 Shares, as the case may be, of such series, the whole subject to the filing with the Superintendent of Financial Institutions (Canada), or the Superintendent, of the particulars of such series, including the rights, privileges, restrictions and conditions determined by the board of directors of MFC.

Voting Rights of Preferred Shares

Except as referred to below or as required by law or as specified in the rights, privileges, restrictions and conditions attached from time to time to any series of Class A Shares, Class B Shares or Class 1 Shares, the holders of such Class A Shares, Class B Shares or Class 1 Shares as a class shall not be entitled as such to receive notice of, to attend or to vote at any meeting of the shareholders of MFC.

Amendment with Approval of Holders of Preferred Shares

The rights, privileges, restrictions and conditions attached to each of the Class A Shares, Class B Shares and Class 1 Shares as a class may be added to, changed or removed but only with the approval of the holders of such class of Preferred Shares given as hereinafter specified.

Approval of Holders of Preferred Shares

The approval of the holders of a class of Preferred Shares to add to, change or remove any right, privilege, restriction or condition attaching to such class of Preferred Shares as a class or in respect of any other matter requiring the consent of the holders of such class of Preferred Shares may be given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by resolution signed by all the holders of such class of Preferred Shares or passed by the affirmative vote of at least two-thirds (2/3) of the votes cast at a meeting of the holders of such class of Preferred Shares duly called for that purpose.

Notwithstanding any other condition or provision of any class of Preferred Shares, the approval of the holders of any class, voting separately as a class or series, is not required on a proposal to amend the by-laws of MFC to:

(i)	increase or decrease the maximum number of authorized Class A Shares, Class B Shares or Class 1 Shares, as the case may be, or increase the maximum number of authorized shares of a class of shares having rights or privileges equal or superior to such class of Preferred Shares;

(ii)	effect the exchange, reclassification or cancellation of all or any part of the Class A Shares, Class B Shares or Class 1 Shares, as the case may be; or

(iii)	create a new class of shares equal to or superior to the Class A Shares, the Class B Shares or the Class 1 Shares, as the case may be.

The formalities to be observed with respect to the giving of notice of any such meeting or any adjourned meeting, the quorum required therefor and the conduct thereof shall be those from time to time required by the ICA as in force at the time of the meeting and those, if any, prescribed by the by-laws or the administrative resolutions of MFC with respect to meetings of shareholders. On every poll taken at every meeting of the holders of a class of Preferred Shares as a class, or at any joint meeting of the holders of two or more series of a class of Preferred Shares, each holder of such class of Preferred Shares entitled to vote thereat shall have one vote in respect of each relevant Preferred Share held.

Certain Provisions of the Common Shares as a Class

The authorized common share capital of MFC consists of an unlimited number of Common Shares without nominal or par value. Each holder of Common Shares is entitled to receive notice of and to attend all meetings of the shareholders of MFC, and is entitled to one vote for each share held, except meetings at which only holders of a specified class or series of shares of MFC are entitled to vote separately as a class or series. The holders of Common Shares are entitled to receive dividends as and when declared by the board of directors of MFC, subject to the preference of the holders of Class A Shares, Class B Shares, Class 1 Shares and any other shares ranking senior to the Common Shares with respect to priority in payment of dividends. After payment to the holders of Class A Shares, Class B Shares, Class 1 Shares and any other shares ranking senior to Common Shares with respect to priority in the distribution of assets in the event of the liquidation, dissolution or winding up of MFC, the holders of Common Shares shall be entitled to receive prorated the net assets of MFC remaining, after the payment of all creditors and liquidation preferences, if any, that pertain to shareholders.

DESCRIPTION OF DEBT SECURITIES

The following sets forth certain general terms and provisions of the Debt Securities. The particular terms and provisions of Debt Securities offered pursuant to this prospectus will be set forth in the applicable prospectus supplement, and the extent to which the general terms and provisions described below may apply to such Debt Securities, will be described in the prospectus supplement.

Senior Debt Securities will be issued in Canada under the trust indenture dated as of May 19, 2005, as supplemented from time to time, between MFC and CIBC Mellon Trust Company as trustee or such other trust indenture as MFC may enter into in the future. Subordinated Debt Securities will be issued in Canada under a trust indenture MFC may enter into in the future with a financial institution authorized to carry on business as a trustee. Senior Debt Securities will be issued in the United States under a trust indenture to be entered into between MFC and The Bank of New York Mellon as trustee. The indenture under which any Debt Securities are issued will be specified in the applicable prospectus supplement.

Priority

The Debt Securities will be senior or subordinated indebtedness of MFC as described in the relevant prospectus supplement. If the Debt Securities are senior indebtedness for purposes of the ICA, they will rank equally and rateably with all other unsecured indebtedness of MFC, from time to time issued and outstanding, which is not subordinated.

If the Debt Securities are subordinated indebtedness for the purposes of the ICA, they will rank equally and rateably with all other subordinated indebtedness of MFC, from time to time issued and outstanding. In the event of the insolvency or winding-up of MFC, the subordinated indebtedness of MFC, including the subordinated Debt Securities, will be subordinate in right of payment to the prior payment in full of all other liabilities of MFC (including senior indebtedness), except those other liabilities that, by their terms, rank equally with or are subordinate to such subordinated indebtedness.

The Debt Securities are Unsecured Obligations

The Debt Securities will be direct unsecured obligations of MFC. The Debt Securities will not constitute deposits that are insured under the CDIC Act or by the FDIC.

MFC is a holding company and we rely primarily on dividends and interest payments from our insurance and other subsidiaries as the principal source of cash flow to meet our obligations for payment of principal and interest on our outstanding debt obligations, dividends to shareholders and corporate expenses. The payment of dividends by MFC and MLI is subject to restrictions set out in the ICA. The ICA prohibits the declaration or payment of any dividend on shares of an insurance company if there are reasonable grounds for believing (i) the company does not have adequate capital and adequate appropriate forms of liquidity, or (ii) the declaration or the payment of the dividend would cause the company to be in contravention of any regulation made under the ICA respecting the maintenance of adequate capital and adequate and appropriate forms of liquidity, or any direction made to the company by the Superintendent. As a result of our restructuring on December 31, 2009, all of our U.S. operating life companies are now subsidiaries of MLI. Accordingly, a restriction on dividends from MLI would prevent MFC from obtaining dividends from its U.S. insurance business. Certain of MFC’s U.S. insurance subsidiaries also are subject to insurance laws in Michigan, New York, Massachusetts, and Vermont, the jurisdictions in which these subsidiaries are domiciled, which impose general limitations on the payment of dividends and other upstream distributions by these subsidiaries to MLI. In addition, our Asian insurance subsidiaries are also subject to restrictions which could affect their ability to pay dividends to MFC in certain circumstances. Accordingly, the Debt Securities will be effectively subordinated to all existing and future liabilities of our subsidiaries, and holders of Debt Securities should rely only on MFC’s assets for payments on the Debt Securities. In addition, the payment of other upstream distributions by our insurance subsidiaries is limited under the insurance company laws in the jurisdictions where those subsidiaries are domiciled and in which they conduct operations.

Terms of the Debt Securities

The aggregate principal amount of Debt Securities that may be issued under each indenture is unlimited. You should refer to the applicable prospectus supplement for the specific terms and other information with respect to each series of Debt Securities, which may include the following:

•	the designation, aggregate principal amount and authorized denominations of such Debt Securities;

•	the indenture under which such Debt Securities will be issued;

•	the currency or currency units for which the Debt Securities may be purchased and the currency or currency unit in which the principal and any interest is payable (in either case, if other than Canadian dollars);

•	any applicable subordination provisions;

•	the percentage of the principal amount at which such Debt Securities will be issued;

•	the date or dates on which such Debt Securities will mature;

•	the rate or rates per annum at which such Debt Securities will bear interest (if any), or the method of determination of such rates (if any);

•	the dates on which any such interest will be payable and the record dates for such payments;

•	any redemption term or terms under which such Debt Securities may be defeased;

•	whether such Debt Securities are to be issued in registered form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

•	the place or places where principal, premium and interest will be payable;

•	the amount of discount, if any, with which such Debt Securities will be issued;

•	whether such Debt Securities will be issued in whole or in part in the form of one or more global securities;

•	the identity of the depositary for global securities;

•	whether a temporary security is to be issued with respect to such Debt Securities and whether any interest payable prior to the issuance of definitive Debt Securities of such series will be credited to the account of the persons entitled to such interest;

•	the terms upon which beneficial interests in a temporary global Debt Security may be exchanged in whole or in part for beneficial interests in a definitive global debt security or for individual definitive Debt Securities and the terms upon which such exchanges may be made;

•	the securities exchange(s) on which such series of Debt Securities will be listed, if any;

•	any terms relating to the modification, amendment or waiver of any terms of such Debt Securities or the applicable indenture;

•	any change in the right of the trustee or the holders to declare the principal, premium and interest with respect to such series of debt securities to be due and payable;

•	governing law;

•	any exchange or conversion terms; and

•	any other specific terms, including any additional events of default or covenants not inconsistent with the provisions of the applicable indenture.

Debt Securities may, at our option, be issued in fully registered form, in “book-entry only” form (the implications of which are discussed below) or may be uncertificated. Debt Securities in registered form will be exchangeable for other Debt Securities of the same series and tenor, registered in the same name, for a like aggregate principal amount in authorized denominations and will be transferable at any time or from time to time at the corporate trust office of the relevant trustee. No charge will be made to the holder for any such exchange or transfer except for any tax or government charge incidental thereto.

Debt Securities of a single series may be issued at various times with different maturity dates, may bear interest at different rates and may otherwise vary.

We will summarize in the applicable prospectus supplement certain terms of the Debt Securities being offered thereby and the relevant indenture which we believe will be most important to your decision to invest in the Debt Securities being offered. You should keep in mind, however, that it is the indenture, as supplemented by any applicable supplemental indenture, and not this summary, which define your rights as a holder of Debt Securities. There may be other provisions in the indenture which are also important to you. You should read the indenture for a full description of the terms of the Debt Securities. See “Where You Can Find More Information” for information on how to obtain copies of the applicable indenture.

DESCRIPTION OF SUBSCRIPTION RECEIPTS

The following sets forth certain general terms and provisions of the Subscription Receipts. We may issue Subscription Receipts that may be exchanged by the holders thereof for Debt Securities, Preferred Shares or Common Shares upon the satisfaction of certain conditions. The particular terms and provisions of the Subscription Receipts offered pursuant to this prospectus will be set forth in the applicable prospectus supplement, and the extent to which the general terms described below apply to those Subscription Receipts, will be described in the prospectus supplement.

We may offer Subscription Receipts separately or together with Debt Securities, Preferred Shares or Common Shares, as the case may be. We will issue Subscription Receipts under a subscription receipt agreement. Under the subscription receipt agreement, a purchaser of Subscription Receipts will have a contractual right of rescission following the issuance of Debt Securities, Preferred Shares or Common Shares, as the case may be, to such purchaser, entitling the purchaser to receive the amount paid for the Subscription Receipts upon surrender of the Debt Securities, Preferred Shares or Common Shares, as the case may be, if this prospectus, the relevant prospectus supplement, and any amendment thereto, contains a misrepresentation, provided such remedy for rescission is exercised within 180 days of the date the Subscription Receipts are issued.

Any prospectus supplement for Subscription Receipts supplementing this prospectus will contain the terms and conditions and other information with respect to the Subscription Receipts being offered thereby, including:

•	the number of Subscription Receipts;

•	the price at which the Subscription Receipts will be offered and whether the price is payable in instalments;

•	any conditions to the exchange of Subscription Receipts into Debt Securities, Preferred Shares or Common Shares, as the case may be, and the consequences of such conditions not being satisfied;

•	the procedures for the exchange of the Subscription Receipts into Debt Securities, Preferred Shares or Common Shares, as the case may be;

•	the number of Debt Securities, Preferred Shares or Common Shares, as the case may be, that may be exchanged upon exercise of each Subscription Receipt;

•	the designation and terms of any other Securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each Security;

•	the dates or periods during which the Subscription Receipts may be exchanged into Debt Securities, Preferred Shares or Common Shares;

•	whether such Subscription Receipts will be listed on any securities exchange;

•	any other rights, privileges, restrictions and conditions attaching to the Subscription Receipts; and

•	any other specific terms.

Subscription receipt certificates will be exchangeable for new subscription receipt certificates of different denominations at the office indicated in the applicable prospectus supplement. Prior to the exchange of their Subscription Receipts, holders of Subscription Receipts will not have any of the rights of holders of the securities subject to the Subscription Receipts.

DESCRIPTION OF WARRANTS

The following sets forth certain general terms and provisions of the Warrants. We have delivered an undertaking to the securities regulatory authority in each of the provinces and territories of Canada that we will not distribute Warrants separately to any member of the public in Canada unless the offering is in connection with and forms part of the consideration for an acquisition or merger transaction or unless the prospectus supplement containing the specific terms of the Warrants to be distributed separately is first approved for filing by or on behalf of the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada where the Warrants will be distributed.

We may issue Warrants for the purchase of Debt Securities, Preferred Shares or Common Shares. Warrants may be issued independently or together with Debt Securities, Preferred Shares or Common Shares offered by any prospectus supplement and may be attached to, or separate from, any such offered Securities. Warrants will be issued under one or more warrant agreements between us and a warrant agent that we will name in the applicable prospectus supplement.

Selected provisions of the Warrants and the warrant agreements are summarized below. This summary is not complete. The statements made in this prospectus relating to any warrant agreement and Warrants to be issued thereunder are summaries of certain anticipated provisions thereof and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable warrant agreement.

Any prospectus supplement for Warrants supplementing this prospectus will contain the terms and other information with respect to the Warrants being offered thereby, including:

•	the designation of the Warrants;

•	the aggregate number of Warrants offered and the offering price;

•	the designation, number and terms of the Debt Securities, Preferred Shares or Common Shares or other Securities purchasable upon exercise of the Warrants, and procedures that will result in the adjustment of those numbers;

•	the exercise price of the Warrants;

•	the dates or periods during which the Warrants are exercisable;

•	the designation and terms of any securities with which the Warrants are issued;

•	if the Warrants are issued as a unit with another security, the date on and after which the Warrants and the other security will be separately transferable;

•	the currency or currency unit in which the exercise price is denominated;

•	any minimum or maximum amount of Warrants that may be exercised at any one time;

•	whether such Warrants will be listed on any securities exchange;

•	any terms, procedures and limitations relating to the transferability, exchange or exercise of the Warrants;

•	any rights, privileges, restrictions and conditions attaching to the Warrants; and

•	any other specific terms.

Warrant certificates will be exchangeable for new warrant certificates of different denominations at the office indicated in the prospectus supplement. Prior to the exercise of their Warrants, holders of Warrants will not have any of the rights of holders of the Securities subject to the Warrants.

Modifications

We may amend the warrant agreements and the Warrants, without the consent of the holders of the Warrants, to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision, or in any other manner that will not materially and adversely affect the interests of holders of outstanding Warrants. Other amendment provisions will be as indicated in the applicable prospectus supplement.

Enforceability

The warrant agent will act solely as our agent. The warrant agent will not have any duty or responsibility if we default under the warrant agreements or the warrant certificates. A Warrant holder may, without the consent of the warrant agent, enforce, by appropriate legal action on its own behalf, the holder’s right to exercise the holder’s Warrants.

DESCRIPTION OF SHARE PURCHASE CONTRACTS

The following sets forth certain general terms and provisions of the Share Purchase Contracts. We may issue Share Purchase Contracts, representing contracts obligating holders to purchase from or sell to us, and obligating us to purchase from or sell to the holders, a specified number of Common Shares or Preferred Shares, as applicable, at a future date or dates, and including by way of installment. We have delivered an undertaking to the securities regulatory authority in each of the provinces and territories of Canada that we will not distribute Share Purchase Contracts to any member of the public in Canada unless the prospectus supplement containing the specific terms of the Share Purchase Contracts to be distributed separately is first approved for filing by the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada where the Share Purchase Contracts will be distributed.

The price per Common Share or Preferred Share, as applicable, may be fixed at the time the Share Purchase Contracts are issued or may be determined by reference to a specific formula contained in the Share Purchase Contracts. We may issue Share Purchase Contracts in accordance with applicable laws and in such amounts and in as many distinct series as we may determine.

Any prospectus supplement for Share Purchase Contracts supplementing this prospectus will contain the terms and other information with respect to the Share Purchase Contracts being offered thereby, including:

•	whether the Share Purchase Contracts obligate the holder to purchase or sell, or both purchase and sell, Common Shares or Preferred Shares, as applicable, and the nature and amount of each of those Securities, or the method of determining those amounts;

•	whether the Share Purchase Contracts are to be prepaid or not or paid in instalments;

•	any conditions upon which the purchase or sale will be contingent and the consequences if such conditions are not satisfied;

•	whether the Share Purchase Contracts are to be settled by delivery, or by reference or linkage to the value or performance of Common Shares or Preferred Shares;

•	any acceleration, cancellation, termination or other provisions relating to the settlement of the share purchase contracts;

•	the date or dates on which the sale or purchase must be made, if any;

•	whether such Share Purchase Contracts will be listed on any securities exchange;

•	whether the Share Purchase Contracts will be issued in fully registered or global form;

•	any rights, privileges, restrictions and conditions attaching to the Share Purchase Contracts; and

•	any other specific terms.

The prospectus supplement will describe the terms of any Share Purchase Contracts. The preceding description and any description of Share Purchase Contracts in the applicable prospectus supplement does not purport to be complete and is subject to and is qualified in its entirety by reference to the Share Purchase Contract agreement and, if applicable, collateral arrangements and depository arrangements relating to such Share Purchase Contracts.

Share purchase contract certificates will be exchangeable for new share purchase contract certificates of different denominations at the office indicated in the prospectus supplement. In the case of Share Purchase Contracts which obligate the holders to purchase Securities from us, the holders will not have any of the rights of holders of the Securities to be purchased pursuant to the Share Purchase Contracts until the completion of the purchase of those Securities by the relevant holder in accordance with the terms of the Share Purchase Contract.

DESCRIPTION OF UNITS

The following sets forth certain general terms and provisions of the Units. We have delivered an undertaking to the securities regulatory authority in each of the provinces and territories of Canada that we will not distribute Units comprised of one or more of Warrants or Share Purchase Contracts separately to any member of the public in Canada unless the offering is in connection with and forms part of the consideration for an acquisition or merger transaction or unless the prospectus supplement containing the specific terms of the Units to be distributed separately is first approved for filing by the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada where the Units will be distributed.

We may issue Units comprised of one or more of the other Securities described in this prospectus in any combination. Each Unit will be issued so that the holder of the Unit is also the holder of each Security included in the Unit. Thus, the holder of a Unit will have the rights and obligations of a holder of each included Security. The unit agreement under which a Unit is issued may provide that the Securities included in the Unit may not be held or transferred separately, at any time or at any time before a specified date.

Any prospectus supplement for Units supplementing this prospectus will contain the terms and other information with respect to the Units being offered thereby, including:

•	the designation and terms of the Units and of the Securities comprising the Units, including whether and under what circumstances those Securities may be held or transferred separately;

•	any provisions for the issuance, payment, settlement, transfer or exchange of the Units or of the Securities comprising the Units;

•	whether the Units will be issued in fully registered or global form;

•	any other specific terms.

The prospectus supplement will describe the terms of any Units. The preceding description and any description of Units in the applicable prospectus supplement does not purport to be complete and is subject to and is qualified in its entirety by reference to the unit agreement and, if applicable, collateral arrangements and depositary arrangements relating to such Units.

ICA RESTRICTIONS AND APPROVALS

Under the ICA, MFC, with the prior consent of the Superintendent, may redeem or purchase any of its shares, including the Preferred Shares or Common Shares, as the case may be, unless there are reasonable grounds for believing that MFC is, or the redemption or purchase would cause MFC to be, in contravention of any regulation or guidelines made under the ICA respecting the maintenance by life insurance companies of adequate capital and adequate and appropriate forms of liquidity, or any direction to MFC made by the Superintendent pursuant to subsection 515(3) of the ICA regarding its capital or its liquidity. No such direction to MFC has been made to date. MFC is also prohibited under the ICA from paying or declaring a dividend if there are reasonable grounds for believing that MFC is, or the payment would cause MFC to be, in contravention of any regulation made under the ICA representing the maintenance by life insurance companies of adequate capital and adequate and appropriate forms of liquidity, or any direction to MFC made by the Superintendent pursuant to subsection 515(3) of the ICA regarding its capital or its liquidity. As of the date hereof, this limitation would not restrict a payment of quarterly dividends on the Preferred Shares or Common Shares, and no such direction to MFC has been made. In addition, MFC must provide at least 15 days’ prior notice to the Superintendent before paying any dividends.

CONSTRAINTS ON SHARES

The ICA contains restrictions on the purchase or other acquisition, issue, transfer and voting of the shares of MFC. Pursuant to these restrictions, no person is permitted to acquire any shares of MFC if the acquisition would cause the person to have a “significant interest” in any class of shares of MFC unless the prior approval of the Minister of Finance is obtained. The restrictions also prohibit any person from becoming a “major shareholder” of MFC. In addition, MFC is not permitted to record in its securities register any transfer or issue of shares if the transfer or issue would cause the person to breach the ownership restrictions. For these purposes, a person has a significant interest in a class of shares of MFC where the aggregate of any shares of that class beneficially owned by that person, any entity controlled by that person and by any person associated or acting jointly or in concert with that person exceeds 10% of all the outstanding shares of that class of shares of MFC. A person is a major shareholder if the aggregate of any shares in a class of voting shares held by that person and by any entity controlled by that person exceeds 20% of the outstanding shares of that class, or, for a class of non-voting shares, a holding exceeds 30% of that class. If a person contravenes any of these restrictions, the Minister of Finance may, by order, direct such person to dispose of all or any portion of those shares. In addition, the ICA prohibits life insurance companies, including MFC, from recording in its securities register a transfer or issue of any share to Her Majesty in right of Canada or of a province, an agent or agency of Her Majesty, a foreign government or an agent or agency of a foreign government and provides further that no person may exercise the voting rights attached to those shares of an insurance company.

Under applicable insurance laws and regulations in Michigan, New York, Massachusetts, and Vermont, no person may acquire control of any of our insurance company subsidiaries domiciled in any such state without obtaining prior approval of such state’s insurance regulatory authority. Under applicable laws and regulations, any person acquiring, directly or indirectly, 10% or more of the voting securities of any other person is presumed to have acquired “control” of such person. Thus, any person seeking to acquire 10% or more of the voting securities of MFC must obtain the prior approval of the insurance regulatory authorities in certain states including Michigan, Massachusetts, Vermont and New York, or must demonstrate to the relevant insurance commissioner’s satisfaction that the acquisition of such securities will not give them control of MFC. Under U.S. law, the failure to obtain such prior approval would entitle MFC or the insurance regulatory authorities to seek injunctive relief, including enjoining any proposed acquisition, the voting of such securities at any meeting of the holders of Common Shares, or seizing shares owned by such person, and such shares may not be entitled to be voted at any meeting of the holders of Common Shares.

ADDITIONAL RESTRICTIONS ON DECLARATION OF DIVIDENDS

Pursuant to agreements made between MFC, MLI, The Canada Trust Company and Manulife Financial Capital Trust (a subsidiary of MLI), or the Trust, MFC and MLI have covenanted for the benefit of holders of the outstanding Trust Capital Securities of the Trust, or MaCS, that, if the Trust fails to pay in full a required distribution on any series of MaCS, MLI will not declare or pay cash dividends of any kind on its MLI Public Preferred Shares (as defined below), if any are outstanding, and if no MLI Public Preferred Shares are outstanding, MFC will not declare or pay cash dividends on its Preferred Shares and Common Shares, in each case, until the twelfth month following the Trust’s failure to pay the required distribution in full, unless the Trust first pays the required distribution (or the unpaid portion thereof) to the respective holders of MaCS. “MLI Public Preferred Shares” means, at any time, preferred shares of MLI which at that time: (a) have been issued to the public (excluding any preferred shares of MLI held beneficially by affiliates of MLI); (b) are listed on a recognized stock exchange; and (c) have an aggregate liquidation entitlement of at least $200 million, provided however, if at any time, there is more than one class of MLI Public Preferred Shares outstanding, then the most senior class or classes of outstanding MLI Public Preferred Shares shall, for all purposes, be the MLI Public Preferred Shares.

Pursuant to an agreement made between MFC, MLI, CIBC Mellon Trust Company and Manulife Financial Capital Trust II (a subsidiary of MLI), or the Trust II, MFC and MLI have covenanted for the benefit of holders of the outstanding Manulife Financial Capital Trust II Notes — Series I, or the notes, that, if an “Other Deferral Event” as defined in the applicable agreement occurs, MLI will not declare or pay cash dividends on any MLI Public Preferred Shares, if any are outstanding, and if no MLI Public Preferred Shares are outstanding, MFC will not declare or pay cash dividends on its Preferred Shares and Common Shares, in each case, until the sixth month following the relevant Other Deferral Event date. An Other Deferral Event will occur if interest is not paid in full in cash on the notes on any interest payment date or if MLI elects that holders of notes invest interest payable on the notes on any interest payment date in a new series of MLI Class 1 Shares.

PLAN OF DISTRIBUTION

We may sell the Securities:

•	through underwriters or dealers;

•	directly to one or more purchasers pursuant to applicable statutory exemptions; or

•	through agents.

The Securities may be sold at fixed prices or non-fixed prices, such as prices determined by reference to the prevailing price of the specified Securities in a specified market, at market prices prevailing at the time of sale or at prices to be negotiated with purchasers, which prices may vary as between purchasers and during the period of distribution of the

Securities. The prospectus supplement for any of the Securities being offered thereby will set forth the terms of the offering of such Securities, including the type of Security being offered, the name or names of any underwriters, the purchase price of such Securities, the proceeds from such sale, any underwriting discounts and other items constituting underwriters’ compensation, any public offering price and any discounts or concessions allowed or re-allowed or paid to dealers. Only underwriters so named in the prospectus supplement are deemed to be underwriters in connection with the Securities offered thereby.

If underwriters are used in the sale, the Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase such Securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all the Securities of the series offered by the prospectus supplement if any of such Securities are purchased. Any public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

The Securities may also be sold directly by us at such prices and upon such terms as agreed to by us and the purchaser or through agents designated from time to time. Any agent involved in the offering and sale of the Securities in respect of which this prospectus is delivered will be named, and any commissions payable to such agent will be set forth, in the prospectus supplement. Unless otherwise indicated in the prospectus supplement, any agent would be acting on a best efforts basis for the period of its appointment.

We may agree to pay the underwriters, dealers or agents a commission for various services relating to the issue and sale of any Securities offered hereby. Any such commission will be paid out of our general corporate funds. Underwriters, dealers or agents who participate in the distribution of the Securities may be entitled under agreements to be entered into with us to indemnification by us against certain liabilities, including liabilities under securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof.

In connection with any offering of the Securities, the underwriters, dealers or agents may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a higher level than that which might exist in the open market. These transactions may be commenced, interrupted or discontinued at any time.

USE OF PROCEEDS

Unless otherwise specified in a prospectus supplement, the net proceeds from the sale of the Securities will be used for general corporate purposes.

RISK FACTORS

An investment in the Securities is subject to various risks, including those risks inherent in investing in a diversified financial institution. Before deciding whether to invest in the Securities, investors should carefully consider the risks relating to MFC as described below and in the information incorporated by reference in this prospectus (including subsequently filed documents incorporated by reference) and, if applicable, those described in a prospectus supplement for a specific offering of Securities.

Prospective purchasers should consider the categories of risks identified and discussed under “Risk Factors” in our most recent annual information form, under “Risk Management” and “Critical Accounting and Actuarial Policies” in the management’s discussion and analysis in our most recent annual and interim reports, in the “Risk Management” note to the consolidated financial statements in our most recent annual and interim reports, and elsewhere in our filings with Canadian and U.S. securities regulators.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been filed with the SEC as part of the registration statement of which this Prospectus forms a part: the documents referred to under the heading “Documents Incorporated by Reference”; the consent of Ernst & Young LLP; powers of attorney from directors and officers of MFC; the form of Senior Indenture between MFC and The Bank of New York Mellon, as trustee; and the Statement of Eligibility of The Bank of New York Mellon under the Trust Indenture Act of 1939 on Form T-1.